  As filed with the Securities and Exchange Commission on March 25, 1999
                                                     Registration No. 333-72001
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                       FUSION MEDICAL TECHNOLOGIES, INC.
            (Exact name of Registrant as specified in its charter)

           Delaware                         3842                        94-3177221
          (State of             (Primary Standard Industrial         (I.R.S. Employer
        incorporation)          Classification Code Number)       Identification Number)

  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               PHILIP M. SAWYER
                     President and Chief Executive Officer
                       Fusion Medical Technologies, Inc.
                             1615 Plymouth Street
                        Mountain View, California 94043
                                (650) 903-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------

                                  Copies to:

           J. CASEY MCGLYNN, ESQ.                         FREDERICK T. MUTO, ESQ.
           JOHN T. SHERIDAN, ESQ.                          NANCY E. DENYES, ESQ.
             DAVID J. SAUL, ESQ.                             Cooley Godward LLP
      Wilson Sonsini Goodrich & Rosati                4365 Executive Drive, Suite 1100
          Professional Corporation                      San Diego, California 92121
             650 Page Mill Road                                (619) 550-6000
         Palo Alto, California 94304
               (650) 493-9300

                                ---------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

   If only the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We + +cannot sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED MARCH 25, 1999

PROSPECTUS

                                1,700,000 Shares

                  [LOGO OF FUSION MEDICAL TECHNOLOGIES, INC.]

                                  Common Stock

                                 ------------

              Fusion is selling 1,700,000 shares of common stock.

  Our shares are listed for trading on the Nasdaq National Market under the symbol "FSON." On March 8, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $6.00.

                   Investing in common stock involves risks.
                     See "Risk Factors" starting on page 6.

                                 ------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is complete or truthful. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

                                                                 Per Share Total
--------------------------------------------------------------------------------
  Public offering price.........................................
  Placement agent's commission..................................
  Fusion's proceeds.............................................

--------------------------------------------------------------------------------

  We have retained ING Baring Furman Selz LLC to act, on a best efforts basis, as the placement agent in marketing this offering to selected institutional investors. Prior to the closing date, all investor funds will be placed in escrow with an escrow agent. Before accepting investor funds, we will deposit with the Depository Trust Company the shares to be credited to the accounts of the investors. However, if we decide not to accept funds from any investor, the escrow agent will promptly refund such investor's money.

                                 ------------

                           ING Baring Furman Selz LLC

                                       , 1999

FloSeal has been shown to control
even heavy bleeding within minutes

[Picture of FloSeal product]

                                                  FloSeal combines
                                                  a collagen-based gel
                                                  with thrombin. It is
                                                  designed to control
                                                  bleeding in various
                                                  types of surgery.
                                                  Fusion recently
                                                  submitted its full
                                                  premarket approval
                                                  application for
                                                  FloSeal, which
                                                  included data from its
                                                  309-patient pivotal
                                                  clinical trial. The
                                                  results of the trial
                                                  are described in
                                                  detail in this
                                                  prospectus.

               [Illustration of FloSeal bleeding control process]

1                          2                              3



FloSeal is delivered       Blood interacts with           Excess FloSeal can
as a granular gel to       the thrombin-coated            be removed by the
the bleeding site with     granules, which then           surgeon with gentle
a standard disposable      swell by 10-20%,               irrigation without
syringe. FloSeal may       creating a damming             causing rebleeding.
be held in place at        effect at the                  Those granules
the wound site with        bleeding site.                 incorporated into
very little pressure,      Together the blood             the clot are
even in cases of heavy     and thrombin-coated            absorbed by the body
bleeding.                  granules form a                within six to eight
                           clot.                          weeks.


 FloSeal and our other products under development have not been approved for sale in the United States by the United States Food and Drug
 Administration. FloSeal and our other products in development might not be successfully developed or approved by regulatory authorities for sale.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before buying shares in the offering. You should read the entire prospectus carefully, especially the risks described below under "Risk Factors."

                       Fusion Medical Technologies, Inc.

   We are developing and commercializing proprietary collagen gel-based products for use in controlling bleeding in a variety of surgeries. Our lead product is FloSeal Matrix Hemostatic Sealant, which combines a gel derived from collagen with thrombin, a potent clotting agent, to control surgical bleeding. In November 1998, we completed enrollment in a 309-patient U.S. pivotal clinical trial for FloSeal in patients undergoing cardiac, vascular and spinal surgery. The pivotal trial was designed primarily to test whether FloSeal stopped bleeding within ten minutes at least as frequently as the Gelfoam plus thrombin control. Gelfoam plus thrombin is a product widely used to control surgical bleeding. We anticipate FloSeal competing against Gelfoam plus thrombin.

   The trial showed that FloSeal stopped patients' bleeding within ten minutes in 96% of all patients treated with FloSeal, whereas Gelfoam plus thrombin stopped patients' bleeding within ten minutes in 77% of all patients in the control group. The trial also showed that FloSeal stopped patients' bleeding at least two times more quickly than Gelfoam plus thrombin. We completed submission of our premarket approval application for FloSeal in February 1999. If the FDA accepts our application and approves FloSeal on a timely basis, we expect to commercialize the product in the United States in early 2000. We have also filed for European regulatory clearance and expect to receive required certification by mid-1999 and to commercialize FloSeal in Europe shortly thereafter.

   Assuming timely regulatory approvals, we expect to generate revenues from the sale of FloSeal within the next 12 months. We also anticipate, however, incurring increased expenses relating to FloSeal sales and additional research and development. We have not achieved, nor do we expect to achieve, profitability before 2001.

   We have designed FloSeal to complement sutures and staples and to overcome limitations of existing products used to control bleeding, including topical hemostats, fibrin glues and other types of surgical sealants and adhesives. We believe that FloSeal offers the following key performance advantages:

  . Stops Bleeding Rapidly and Effectively. FloSeal's proprietary physical structure rapidly induces stable clot formation and seals the wound site, even in challenging surgical situations, including very wet tissue and heavily bleeding sites.

  . Stop Various Types of Bleeding. A subanalysis of our clinical data demonstrated that FloSeal stopped all degrees of bleeding encountered, ranging from lighter "oozing" to heavier "flowing" and "spurting." For example, a secondary endpoint analysis in our pivotal trial showed that in cases of heavy bleeding experienced by some cardiac patients FloSeal stopped bleeding within three minutes in 77% of patients treated with FloSeal, as compared to 0% for those treated with Gelfoam plus thrombin. The clinical data is located under "Business--Fusion's Products".

  . Easy to Prepare. FloSeal can be prepared within two minutes and can be used for up to two hours after preparation. No special equipment is required during preparation, and all materials are contained in one simple package.

  . Broad Applicability. In addition to the cardiac, vascular and spinal surgical specialties, in which FloSeal was tested in our U.S. pivotal clinical trials, FloSeal has been used outside the United States in other surgical specialties, including nasal and sinus, gynecologic and general surgery.

  . Biocompatible. FloSeal is biocompatible and fully absorbed by the body within approximately six to eight weeks, consistent with the body's normal healing process. The materials used in FloSeal are naturally occurring and have a safe history of use in humans.

   We are also currently developing additional bleeding control products based upon the core technology underlying FloSeal. These products include SinuSeal, for use in ear, nose and throat surgeries, and VASC, for sealing femoral artery punctures following vascular interventional procedures. We expect to file a premarket approval supplement for SinuSeal shortly after obtaining FloSeal approval. We expect to begin clinical trials for VASC in late 1999.

   Our address is 1615 Plymouth Street, Mountain View, California 94043, and our telephone number is (650) 903-4000.

                                  The Offering

 Common Stock Offered.......................... 1,700,000 shares
 Common Stock Outstanding after this Offering.. 8,911,086 shares(/1/)
 Use of Proceeds............................... Regulatory approvals, manufacturing scale-up and
                                                commercialization of FloSeal,
                                                research and development and
                                                working capital and general
                                                corporate purposes. See "Use of
                                                Proceeds."
 Nasdaq National Market Symbol................. FSON

--------
(1) Based on shares outstanding on December 31, 1998, excluding 1,041,150 shares of common stock reserved for issuance pursuant to outstanding stock options at a weighted average exercise price of $3.31 per share and warrants to purchase 12,785 shares of common stock at an exercise price of $4.00 per share. Also excludes 808,434 shares of common stock reserved for future issuance under the 1993 Stock Option Plan, the 1996 Employee Stock Purchase Plan and the 1996 Director Option Plan. See Note 8 of Notes to Consolidated Financial Statements, "Management--Incentive Stock Plans" and "Description of Capital Stock."

                      Summary Consolidated Financial Data
                    (in thousands, except per share amounts)

                                         Year Ended December 31,
                                 --------------------------------------------
                                  1994     1995     1996      1997     1998
                                 -------  -------  -------  --------  -------
Statements of Operations Data:
Net sales....................... $    --  $    --  $    31  $    153  $    --
Cost of sales and start-up
 manufacturing costs............      --       --      196       968       --
                                 -------  -------  -------  --------  -------
Gross loss......................      --       --     (165)     (815)      --
                                 -------  -------  -------  --------  -------
Operating expenses:
 Research and development.......     756    2,650    4,693     5,647    6,145
 Sales and marketing............      67      142    1,582     2,421      614
 General and administrative.....     349      841    1,426     2,004    1,474
                                 -------  -------  -------  --------  -------
  Total operating expenses......   1,172    3,633    7,701    10,072    8,233
                                 -------  -------  -------  --------  -------
Loss from operations............  (1,172)  (3,633)  (7,866)  (10,887)  (8,233)
Interest income, net............      17      351      910       984      542
Other income (expense), net.....       2        1       --       (49)       4
                                 -------  -------  -------  --------  -------
Net loss........................ $(1,153) $(3,281) $(6,956) $ (9,952) $(7,687)
                                 =======  =======  =======  ========  =======
Basic and diluted net loss per
 share.......................... $ (0.81) $ (2.31) $ (1.52) $  (1.41) $ (1.08)
Shares used in computing basic
 and diluted net loss per
 share..........................   1,431    1,423    4,563     7,070    7,145

                                                         December 31, 1998
                                                      ------------------------
                                                       Actual   As Adjusted(1)
                                                      --------  --------------
Balance Sheet Data:
Cash, cash equivalents and available-for-sale
 securities.......................................... $  7,164     $ 16,327
Working capital......................................    6,242       15,405
Total assets.........................................    8,088       17,251
Long-term debt, including current portion............      321          321
Accumulated deficit..................................  (29,232)     (29,232)
Total stockholders' equity...........................    6,827       15,990

--------
(1) Adjusted to give effect to the receipt of assumed net proceeds from the sale of the 1,700,000 shares of common stock at an estimated offering price of $6.00 per share and after deducting the placement agent's commission and estimated offering expenses. Actual proceeds and the actual number of shares sold may differ.

                                  RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties.

We did not generate any revenues in 1998 and 1999; we have a history of losses and we expect losses to continue in the future.

   We have not achieved profitability and expect to incur net losses through at least 2001. We incurred net losses of $7.0 million, $10.0 million and $7.7 million for the years ended December 31, 1996, 1997 and 1998, respectively. As of December 31, 1998, we had an accumulated deficit of $29.2 million. We have not had significant revenues in any period since our inception. We expect to increase our operating expenses in the near future, including sales and marking, manufacturing and research and development expenses, as we approach commercialization of FloSeal and continue development of our other products. As a result, we will need to generate significant revenues to achieve and maintain profitability. The amount of future net losses and the time required to achieve profitability are highly uncertain. If we do achieve profitability in any period, we cannot be certain that we will sustain or increase such profitability on a quarterly or annual basis. For more detailed information regarding our operating results and financial condition, please see "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The success of our business depends upon the success of FloSeal.

   We are dependent upon the success of our lead product under development, FloSeal. We have not yet received necessary regulatory approval for the commercial sale of FloSeal in the United States or Europe. Our success after regulatory approval, if any, will depend on the medical community's acceptance of FloSeal and our ability to successfully scale up commercial manufacturing and develop an effective sales, marketing and distribution capability. We cannot predict how quickly, if at all, the medical community will accept FloSeal, or if accepted, the extent of its use. A surgeon's use of FloSeal will require the surgeon to change from his or her usage of currently available products with which they are familiar. For FloSeal to achieve market acceptance, it will have to be priced competitively and offer clinically significant advantages over other commercially available products. Even if the market generally accepts FloSeal, surgeons may choose to use it in fewer procedures than projected. If FloSeal does not achieve significant market adoption, our business will be materially and adversely affected.

Significant increases in operating expenses in the future may adversely effect our operating results and financial condition.

   We plan to significantly increase our operating expenses to expand our sales and marketing operations and broaden our customer support capabilities as we approach commercial introduction of FloSeal and fund greater levels of product development. Our operating expenses, which include sales and marketing, research and development and general and administrative expenses, are based on our expectations of future revenues and are relatively fixed in the short term. If revenues fall below our expectations, we will not be able to quickly reduce our spending in response, which would materially adversely affect our operating results and financial condition.

Our limited operating history, dependence upon an unapproved product and lack of experience in manufacturing and marketing FloSeal may result in significant fluctuations of our financial results.

   Our limited operating history, dependence upon FloSeal, an unapproved medical device, to provide revenue and our lack of experience in manufacturing and marketing FloSeal may likely cause our operating results to fluctuate dramatically. As a result of these fluctuations and uncertainties in our operating results, we believe that quarter-to-quarter or annual comparisons of our operating results are not a good indication of our future performance. In addition at some point in the future, these fluctuations may likely cause us to perform below the expectations of public market analysts and investors. If our results were to fall below market expectations, the price of our common stock would likely fall. Our limited operating results have varied widely in the past, and we expect that they will continue to vary significantly from quarter-to-quarter as we attempt to commercially produce and establish our products in the market, after the appropriate governmental approvals, if any, are received.

After this offering is completed, we will need to raise additional money before we expect to achieve profitability.

   We expect to receive net proceeds of approximately $9.2 million from this offering. In addition to our current cash and cash equivalents, at a minimum we will need to raise approximately $3.5 million in order to run our planned operations through the next 12 months, which is prior to the time that we expect to achieve profitability. As a result, we must raise additional funds after this offering in order to be successful. Alternative financing strategies may include, but are not limited to:

  . partnering relationships with larger medical device companies,

  . bank facilities, or

  . debt or additional equity offerings.

   In addition, if we do not raise the full amount contemplated in this offering, we will need to raise additional funds sooner than anticipated. If we are unable to raise additional funds when needed, we may not be able to market FloSeal as planned, or continue development of our other products, which would materially and adversely affect our business.

Additional funding may not be available to us or, if available, may not be available on commercially reasonable terms.

   When we need to raise additional money to fund our operations, we cannot be certain that funding from any source will be available to us on acceptable terms, or at all. The amount and the timing of raising additional funds will depend primarily upon our ability to obtain needed regulatory clearances and generate revenues from the sale of FloSeal. Our inability to obtain any additional funding on reasonable terms will materially and adversely affect our business.

We must obtain FDA approval before we can sell FloSeal in the United States.

   FloSeal is considered to be a medical device and will be subject to extensive regulation in the United States. Before we can market FloSeal or any of our other products under development in the United States, we must show in clinical trials that our products are safe and effective, and obtain approval from the FDA, which cannot be guaranteed. Clinical trial data can also be the subject of differing interpretation. There is no assurance that FDA will interpret our clinical data the same way we do, or that FDA will not require additional clinical data to support approval.

   We must obtain premarket approval from the FDA for FloSeal before we can market it. We have recently completed submission of our full premarket approval application. Currently, the time required to obtain premarket approval averages approximately 12 months, but timing is uncertain and the process may be significantly longer. We cannot guarantee either the timing or receipt of approval. The FDA may also limit the uses of FloSeal or any of our other products during the approval process. Delays in the FloSeal approval process, limitation of its labeling claims or denial of our premarket approval application would cause our business to be materially and adversely affected. We will face a similar process and similar risks for each product that we wish to market, including SinuSeal.

We must continuously demonstrate our FloSeal manufacturing operations are in compliance with Quality System regulations.

   We are also required to demonstrate compliance with Quality System regulations before approval of FloSeal, and maintain compliance after approval. The Quality System regulations are similar to good manufacturing practices and relate to product testing and quality assurance, as well as the maintenance of records and documentation. The FDA enforces the Quality System regulations through pre-approval and periodic post-approval inspections. We have never been through a Quality System inspection by the FDA, and we can provide no assurance that we will be able to pass such an inspection or maintain compliance. If we or any third party manufacturer of our products do not conform to the Quality System regulations and cannot be brought up to such a standard, we will be required to find alternative manufacturers that do conform. This may be a long and difficult process. We may have to incur significant costs to comply with such laws and regulations and our failure to comply with them could lead to penalties that could have a material and adverse affect on our business.

Until we recieve CE mark certification, we cannot sell FloSeal in the European Union.

   International sales of our products will also be subject to extensive regulation. In order to market FloSeal and other products in the member countries of the European Union, we are required to obtain CE mark certification. CE mark certification is an international symbol of adherence to certain quality assurance standards and compliance with the European Medical Devices Directives. In February 1997, we received ISO 9001 and EN 46001 qualification of our processes, which is one of the principal steps in the CE mark certification process. In September 1998, we filed an application for CE mark certification of FloSeal in the EU. Unless we receive and maintain CE mark certification, we cannot sell FloSeal in the EU, which would have a material and adverse affect on our business.

We will need to maintain regulatory approvals after FloSeal is commercialized.

   If we get approval, whether in the United States or internationally, we will continue to be subject to extensive regulatory requirements. These regulations are wide-ranging and govern, among other things:

  . product changes or modifications,

  . product manufacturing,

  . Quality System requirements,

  . Medical Device Reporting regulations,

  . FDA's restrictions on promoting products for unapproved, off-label uses, and

  . product sales and distribution.

   If we fail to comply or maintain compliance with medical device laws or regulations, we may be fined and barred from selling our products. If the FDA believes that we are not in compliance with the law, it can:

  .retain or seize our products,

  .issue a recall,

  .stop future violations, and

  .assess civil and criminal penalties against us.

   Our failure to comply with regulatory requirements could have a material adverse effect on our business. Regulations are also subject to change. We cannot predict the effect, if any, that such changes might have on our business.

Our sales, marketing and distribution capabilities for FloSeal and our other products are limited.

   If we fail to establish a sufficient marketing and distribution or direct sales force to commercialize FloSeal or any of our other products, our ability to enter new or existing markets will be impaired. Our inability to effectively enter these markets would materially and adversely affect our business. The alternatives for selling our products are:

  . distribution agreements,

  . collaborative arrangements with corporate strategic partners, or

  . our own direct sales force.

We have not and we cannot be certain that we will be able to enter into distribution agreements or collaborative arrangements on a timely basis or at all, or that these relationships will be successful. We have only limited experience in establishing and managing a direct sales force, from selling the RapiSeal patch, a prior product line, and we cannot be certain that we can establish and manage a direct sales force for FloSeal. Our ability to achieve any significant revenue will depend heavily upon our success in establishing effective sales and market capabilities, either through distribution or collaboration arrangements, a direct sales force or a combination of these.

A large number of approved products compete directly with FloSeal.

   The market for products that control surgical bleeding is highly competitive. A wide variety of approved products such as Gelfoam plus thrombin and fibrin glues, exist today that will compete directly with FloSeal, which has not yet received approval for domestic or international sale. Many competitive products are produced by companies that have competitive advantages over us, such as:

  . greater name recognition,

  . broader product lines,

  . greater distribution capabilities,

  . substantially greater capital resources, and

  . larger marketing, research and development staffs and facilities.

   Such companies include, for example Upjohn, Inc. and Johnson & Johnson. We cannot be certain FloSeal or our other products will be able to successfully compete against these products and companies, or any other companies which may enter the marketplace. In addition, we cannot be certain that current competitors or other companies will not succeed in developing technologies and other products that are more effective or that would render our technology or products obsolete or unable to compete.

We do not yet have any issued patents.

   We regard elements of FloSeal as proprietary and we attempt to protect them through patent and trade secret laws and restrictions, as well as licenses and contractual confidentiality provisions. Any steps that we take to protect our intellectual property may be inadequate and expensive. Despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. We have five pending U.S. patent applications relating to FloSeal and other products under development, but no issued patents. We also have two corresponding international patent applications filed under the Patent Cooperation Treaty and may file additional patent applications outside the United States at a later date. Obtaining foreign patents may be more difficult than obtaining domestic patents because of differences in patent laws. Protection provided by foreign patents, if obtained, and any other foreign intellectual property protection may be weaker than that provided domestically. Any existing or new patent applications, domestic or international, may not result in:

  . the priority of our patent applications over others' applications or issued patents,

  . the issuance of any patents, or

  . any competitive advantage.

   Furthermore, our competitors may independently develop similar technology in the future that substantially limits the value of our intellectual property.

FloSeal or our other products under development may infringe patents that have not yet issued.

   We have conducted searches to determine whether our patent applications interfere with existing patents. Based upon these searches, we believe that our patent applications and products do not interfere with existing patents. However, we cannot be sure that relevant patents have not been issued that could block our ability to obtain patents or commercialize our products. Moreover, since U.S. patent applications are not a matter of public record, a patent application could currently be on file that would stand in our way of obtaining an issued patent. In addition, a number of medical device and other companies, universities and research institutions have filed patent applications or have issued patents relating to compositions and methods for surgical sealing. The issuance of any of these potentially competing patents could materially and adversely affect our business.

The European fear of "mad cow disease" could adversely impact acceptance of our products in Europe.

   There is uncertainty as to the European acceptance of products that incorporate elements derived from cows. This uncertainty is due to concerns over transmission of disease from cows to humans. This disease in cows is commonly referred to as "mad cow disease." Transmission of this disease to humans may cause serious illness or death. FloSeal and our other products under development contain thrombin and gelatin derived from bovine tissue only from traceable U.S. herds. There have been no cases of mad cow disease associated with cattle from traceable U.S. herds. Despite this fact, concerns over transmission of this disease to humans may prevent or substantially delay the acceptance of FloSeal in Europe. A delay could materially and adversely affect our business.

We cannot be certain that we will be able to manufacture FloSeal in high volumes at commercially reasonable costs.

   We have produced FloSeal for use in Canada and for our U.S. clinical trial. However, we have no experience manufacturing FloSeal or any of our other products under development in the amounts necessary to achieve significant commercial sales. We are currently expanding our manufacturing capacity, but we cannot be certain that we will be capable of reliable, high-volume manufacturing at commercially reasonable costs. We believe that our manufacturing capacity will be sufficient through 2000. However, we could encounter problems related to:

  .capacity constraints,

  .production yields,

  .quality control, and

  .shortages of qualified personnel.

Such problems could affect our ability to adequately scale-up production of our products and fulfill customer orders on a timely basis, which could materially and adversely affect our business.

   Our manufacturing facilities will be subject to Quality System regulations, international quality standards and other regulatory requirements, including preapproval inspection for FloSeal and periodic post-approval inspections for all products. We have never undergone a Quality System inspection by FDA, and cannot guarantee we will pass such an inspection. Our failure to implement and maintain our facilities in accordance with these regulatory requirements and standards will result in a delay or termination of production. Any delay or termination of production would materially and adversely affect our business.

We do not have long-term supply arrangements with our key suppliers.

   We currently purchase bovine hides and thrombin, essential elements of FloSeal, as well as sterilization services for the end product, from single suppliers. We purchase bovine hides from Spear Products and thrombin from GenTrac, Inc. We do not have long-term supply arrangements with any of these suppliers. In the event that any of our current single source suppliers become unavailable for any reason, we will be required to obtain regulatory approval of alternative suppliers and our business would be disrupted. Any disruption caused by a loss of one of these suppliers could materially and adversely affect our business.

We may be adversely affected by the Year 2000 computer problem.

   Beginning on January 1, 2000, computer systems and software will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. Our primary exposure with respect to this problem involves third party software we have purchased or licensed for our financial systems, network and telecommunications equipment. Our financial systems software is Year 2000 compliant. We have obtained the software needed to make our network Year 2000 compliant. We have analyzed the Year 2000 risk with regard to our telecommunications equipment and have concluded that there is no material Year 2000 risk.

   To date, we have not encountered any material Year 2000 problems with software and information systems provided to us by third parties. We have contacted our suppliers of bovine hides and thrombin, the two essential supplies we require for FloSeal and have confirmed that there is no material Year 2000-associated risk of a delay in supply from these sources. We could be materially adversely affected if third parties, upon whom we depend in order to run our day-to-day business, experience Year 2000 problems. For example, if our supplier of electricity has not made appropriate Year 2000 corrections, we could experience a power outage and, consequently a stoppage of our manufacturing operation. Other than problems that would be experienced by businesses generally, we do not anticipate any Year 2000 problems unique to our company or this offering.

Failure of our end-users to obtain adequate third party reimbursement for the procedures utilizing FloSeal or our other products could adversely affect our business.

   In the United States, health care providers that purchase medical devices, such as FloSeal and our other products under development, generally rely on third party payors, such as federal Medicare, state Medicaid and private health insurance plans, to reimburse some or all of the cost of the procedure in which the medical device was used. We expect that in a prospective payment system, such as the one utilized by the Health Care Financing Administration which manages the federal Medicare program, and whose polices are followed by state Medicaid and private third party payors, that our products' costs will be incorporated into the overall cost of the procedures, and there will not be separate reimbursement for our products. Our success depends, in part, upon health care providers obtaining satisfactory reimbursement from third party payors for surgical procedures that may use FloSeal and our other products under development. Failure by our products' users to obtain sufficient reimbursement from third party payors for procedures in which our products are used or adverse changes in governmental and private third party payors' policies toward reimbursement for such procedures could mean that they reduce or eliminate purchases of our products, which would materially and adversely affect our business.

   If we obtain the necessary foreign regulatory approvals, international market acceptance of our products would be dependent, in part, upon the availability of reimbursement for our products or procedures that use our products by the prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country and include both government-sponsored health care and private insurance. We intend to seek international reimbursement approvals where applicable. We cannot be certain that any such approvals will be obtained in a timely manner, if at all. Failure to receive international reimbursement approvals could materially and adversely affect our business.

We may face product liability claims related to the use or misuse of our products.

   We face an inherent business risk of product liability claims in the event that the use or misuse of our products results in personal injury or death. We have not experienced any such claims to date, but we cannot be certain, in particular after commercial introduction of our products, that we will not experience losses due to product liability claims. We currently maintain liability insurance with combined coverage limits of $3.0 million on a claims-made basis. We cannot be certain that the insurance policies' coverage limits are adequate. The insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. Any claims against us, regardless of their merit, could materially and adversely affect our business.

We are offering the common stock on a best efforts basis and we cannot be certain that we will raise the full amount contemplated in this offering.

   We have retained ING Baring Furman Selz LLC pursuant to a placement agency agreement to act as our exclusive placement agent in connection with this offering. The placement agent is not obligated and does not intend to purchase any of the common stock offered hereby. The closing of this offering is not conditioned on the sale of all of the shares offered hereby. Accordingly, we cannot be certain of the number of shares that will be purchased by investors. Fusion reserves the right to reject an order from any investor for any reason. We may exercise this right with respect to certain investors and reduce the number of shares sold in this offering. We currently anticipate that the closing will take place three days from the pricing, but we cannot be certain that this will be the case. If the closing has not taken place within 30 days of the effectiveness of the Registration Statement, the offering will terminate and any funds deposited with the escrow agent will promptly be returned to the investors. See "Plan of Distribution."

Our stock price is volatile.

   The market price of our common stock has fluctuated widely in the past and is likely to fluctuate in the future. We discuss the fluctuations in the price of our stock in the section entitled "Price Range of Common Stock." The stock prices of medical device companies over the last few years have been volatile and difficult to predict.

We have implemented anti-takeover provisions, any of which may reduce the market price of our common stock.

   Provisions of our Certificate of Incorporation and Bylaws and Delaware law, as well as our Preferred Shares Rights Agreement could make it more difficult for a third party to acquire us, even if the acquisition would be beneficial to our stockholders. We discuss these provisions in detail in the section entitled "Description of Capital Stock."

   The issuance of preferred stock with special voting and dividend privileges under the terms of the Preferred Shares Rights Agreement may have the effect of delaying, deferring or preventing a change in control without any further action by the stockholders. Any such issuance may materially and adversely affect the price of the common stock. The preferred stock may also result in the loss of the voting control of the holders of common stock to the holders of the preferred stock.

   We also have a staggered board of directors. The board of directors consists of seven authorized members and three classes with only one class being elected in any one year. This staggered board could make it more difficult for a third party to acquire us, even if the acquisition would be beneficial to our stockholders.

Your investment will be immediately diluted, and if we raise additional funding by issuing equity securities, the voting power of your investment will be diluted further.

   Your investment will suffer immediate and substantial dilution of approximately $4.21 per share, assuming an offering price of $6.00, in the net tangible book value of the shares purchased. In addition, if we raise additional funding by issuing more equity securities, the new shares will dilute the voting power of your investment on a percentage basis. Any additional issuance of equity securities may also result in the value of your investment declining.

Because stock ownership is concentrated, you and other investors will have minimal influence on stockholder decisions.

   Following completion of this offering, officers, directors and their affiliates will beneficially own approximately 50% of our outstanding common stock. As a result, these persons, individually and as a group, may be able to significantly influence the management of our company and all matters requiring stockholder approval, including the election of directors. Such concentration of ownership may also have the effect of delaying, deferring or preventing a change in control of our company.

We do not plan to pay cash dividends on our common stock.

   We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future.

Our actual results could differ materially from those anticipated in our forward-looking statements.

   This prospectus contains forward-looking statements that involve risks and uncertainties. Discussions containing forward-looking statements may be found in the material set forth under the sections entitled "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as in the prospectus generally. We used words such as "believes," "intends," "expects," "anticipates," "plans," and similar expressions identify forward-looking statements. This prospectus also contains third party estimates regarding the size and growth of the cardiovascular, spinal and vascular surgery markets, as well as the size of the suture and staples market and topical hemostat market. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for the reasons described above and elsewhere in this prospectus.

                                USE OF PROCEEDS

   The net proceeds from the sale of the 1,700,000 shares of common stock offered by us are estimated to be approximately $9,163,000 at an assumed offering price of $6.00 per share, after deducting the placement agent's commission and estimated offering expenses.

   We anticipate using approximately $5 million of the net proceeds for regulatory approvals, manufacturing scale-up and commercialization of FloSeal, $2 million for research and development and the remaining net proceeds for working capital purposes. If substantially less than the estimated proceeds are obtained, we plan to spend the proceeds primarily on developing and commercializing FloSeal. The amount and timing of expenditures may vary from the allocations set forth above depending upon numerous factors, including the following:

   .  the timing of regulatory actions on FloSeal,

   . our ability to enter into strategic sales, marketing and distribution arrangements,

   .  our ability to scale-up manufacturing activities,

   .  the extent and timing of any future FloSeal sales, and

   .  the nature, timing and success of our other products under development.

   In addition, we may use a portion of the net proceeds for licensing or acquisition of new products or technologies from others. However, we have no specific plans or commitments in this regard. Pending such uses, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

   We have not declared or paid any dividends since inception and do not intend to pay any cash dividends in the foreseeable future. Our bank loan facility contains covenants restricting the payment of dividends.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is quoted on the Nasdaq National Market under the symbol "FSON." The following table sets forth, for the periods indicated, the high and low closing sales prices per share of our common stock, as reported on the Nasdaq National Market since our initial public offering.

                                                                  High    Low
                                                                 ------- ------
   1996
     Second Quarter (from June 6, 1996)......................... $13.250 $7.063
     Third Quarter..............................................  10.000  5.875
     Fourth Quarter.............................................   9.375  4.125
   1997
     First Quarter..............................................   4.875  3.313
     Second Quarter.............................................   4.500  2.750
     Third Quarter..............................................   5.625  3.625
     Fourth Quarter.............................................   6.000  2.813
   1998
     First Quarter..............................................   5.063  3.000
     Second Quarter.............................................   5.000  3.375
     Third Quarter..............................................   4.125  2.250
     Fourth Quarter.............................................   8.938  2.000
   1999
     First Quarter (through March 8, 1999)......................   7.063  5.563

   On March 8, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $6.00 per share and, on January 25, 1999, there were 89 stockholders of record.

                                 CAPITALIZATION

   The following table sets forth our actual capitalization as of December 31, 1998.

                                                                  December 31
                                                                      1998
                                                                 --------------
                                                                 (in thousands,
                                                                   except per
                                                                 share amounts)
Bank borrowings, net of current portion(/1/)....................    $    204
                                                                    --------
Stockholders' equity:
  Preferred stock, $0.001 par value, 5,000 shares authorized; no
   shares issued and outstanding................................          --
  Common stock, $0.001 par value, 50,000 shares authorized;
   7,211 shares issued and outstanding..........................           7
  Additional paid-in capital....................................      36,137
  Deferred compensation.........................................         (87)
  Accumulated other comprehensive income........................           2
  Accumulated deficit...........................................     (29,232)
                                                                    --------
    Total stockholders' equity..................................       6,827
                                                                    --------
    Total capitalization........................................    $  7,031
                                                                    ========

--------
(1) See Note 6 of Notes to Consolidated Financial Statements.

(2) Excludes 1,041,150 shares of common stock reserved for issuance pursuant to options outstanding as of December 31, 1998, at a weighted average exercise price of $3.31 per share and warrants to purchase 12,785 shares of common stock at an exercise price of $4.00 per share. Also excludes 808,434 shares of common stock reserved for future issuance under the 1993 Stock Option Plan, the 1996 Employee Stock Purchase Plan and the 1996 Director Option Plan. See Note 8 of Notes to Consolidated Financial Statements, "Management--Incentive Stock Plans" and "Description of Capital Stock."

                                    DILUTION

   The net tangible book value of our common stock, on December 31, 1998, was $6,827,000, or approximately $0.95 per share. Net tangible book value per share represents the amount of tangible assets less the amount of total liabilities divided by the number of shares of common stock outstanding.

   After giving effect to the sale of 1,700,000 shares of common stock offered hereby at the assumed price of $6.00 per share, and after deducting the estimated placement agent's commission and other offering expenses, our net tangible book value, on December 31, 1998, would have been $15,990,000, or approximately $1.79 per share. This represents an immediate increase in the net tangible book value of $0.84 per share to existing stockholders and an immediate dilution of $4.21 per share to new investors.

Assumed offering price per share...................................       $ 6.00
 Net tangible book value per share as of December 31, 1998......... $0.95
 Increase per share attributable to the offering...................  0.84
                                                                    -----
Net tangible book value after the offering.........................         1.79
                                                                          ------
Dilution per share to new investors................................       $ 4.21
                                                                          ======

   This table excludes 1,041,150 shares of common stock reserved for issuance pursuant to options outstanding as of December 31, 1998, at a weighted average exercise price of $3.31 per share and warrants to purchase 12,785 shares of common stock at an exercise price of $4.00 per share. Also excludes 808,434 shares of common stock reserved for future issuance under the 1993 Stock Option Plan, the 1996 Employee Stock Purchase Plan and the 1996 Director Option Plan. See Note 8 of Notes to Consolidated Financial Statements, "Management-- Incentive Stock Plans" and "Description of Capital Stock."

                            SELECTED FINANCIAL DATA

   The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus. The statements of operations data for the years ended December 31, 1996, 1997 and 1998 and the balance sheet data as of December 31, 1997 and 1998 have been derived from audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1994 and 1995 and the balance sheet data as of December 31, 1994, 1995 and 1996 have been derived from our audited consolidated financial statements that are not included in this prospectus. The historical results are not necessarily indicative of the results of operations to be expected in the future.

                                         Year ended December 31,
                                ----------------------------------------------
                                 1994     1995      1996      1997      1998
                                -------  -------  --------  --------  --------
                                 (in thousands, except per share amounts)
Statements of Operations Data:
Net sales.....................  $    --  $    --  $     31  $    153  $     --
Cost of sales and start-up
 manufacturing costs..........       --       --       196       968        --
                                -------  -------  --------  --------  --------
Gross loss....................       --       --      (165)     (815)       --
                                -------  -------  --------  --------  --------
Operating expenses:
 Research and development.....      756    2,650     4,693     5,647     6,145
 Sales and marketing..........       67      142     1,582     2,421       614
 General and administrative...      349      841     1,426     2,004     1,474
                                -------  -------  --------  --------  --------
  Total operating expenses....    1,172    3,633     7,701    10,072     8,233
                                -------  -------  --------  --------  --------
Loss from operations..........   (1,172)  (3,633)   (7,866)  (10,887)   (8,233)
Interest income, net..........       17      351       910       984       542
Other income (expense), net...        2        1        --       (49)        4
                                -------  -------  --------  --------  --------
Net loss......................  $(1,153) $(3,281) $ (6,956) $ (9,952) $ (7,687)
                                =======  =======  ========  ========  ========
Basic and diluted net loss per
 share........................  $ (0.81) $ (2.31) $  (1.52) $  (1.41) $  (1.08)
Shares used in computing basic
 and diluted net loss per
 share........................    1,431    1,423     4,563     7,070     7,145
Balance Sheet Data:
Cash, cash equivalents and
 available-for-sale
 securities...................  $   222  $ 5,918  $ 23,485  $ 14,459  $  7,164
Working capital...............      (80)   5,314    21,072    11,850     6,242
Total assets..................      436    6,629    25,063    15,540     8,088
Long-term debt, including
 current portion..............      200      322       189        43       321
Accumulated deficit...........   (1,357)  (4,637)  (11,593)  (21,545)  (29,232)
Total stockholders' equity....      126    5,768    23,742    14,224     6,827

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   This section and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled "Risk Factors" commencing on page 6 and elsewhere in this prospectus.

Overview

   Since inception in October 1992, we have been primarily engaged in the research and development of surgical sealants and topical hemostats. As of December 31, 1998, we had an accumulated deficit of $29,232,000. Operating losses are expected to continue at least through 2001.

   We commenced selling our first product, the RapiSeal patch, in late 1996. After careful consideration, we reallocated our capital resources to the development of FloSeal and in late 1997 discontinued sales of the RapiSeal patch and disbanded our test sales force. We recorded a one time expense of $559,000 associated with our exit from the RapiSeal business. Of such expense, $325,000 was charged to cost of sales, $209,000 to operating expenses and $25,000 as a charge against sales.

   In 1998, we conducted a ten center, 309-patient pivotal clinical trial to demonstrate the safety and effectiveness of FloSeal. We have filed for European regulatory clearance and have completed submission of our premarket approval application for FloSeal with the FDA. In addition, we have been expanding our manufacturing capacity in order to be able to meet the anticipated product supply requirements for commercial sale of FloSeal. We expect to complete the expansion of our manufacturing facility by the end of the second quarter of 1999. In conjunction with this expansion, we anticipate spending a total of approximately $250,000 for the purchase of production equipment and $275,000 for the facilities' upgrade.

   Future revenues, if any, and our results of operations may fluctuate significantly from quarter-to-quarter and will depend upon our ability to obtain regulatory clearances for FloSeal and to successfully commercialize the product.

Results of Operations

Years Ended December 31, 1996, 1997 and 1998

   Revenues. We recorded revenues of $31,000 and $153,000 for the years ended December 31, 1996 and 1997, respectively. We did not record any revenues in 1998. We commenced selling the RapiSeal patch in 1996 and stopped selling RapiSeal in 1997. We cannot begin selling FloSeal until we receive necessary regulatory approvals.

   Gross Loss. We had gross losses of $165,000, $815,000 and $0 for the years ended December 31, 1996, 1997 and 1998, respectively. In 1997, the increase in gross loss of $650,000 resulted from increased manufacturing start-up costs and the $325,000 charge related to our exit from the RapiSeal business. The charge included the write-down of dedicated equipment and inventories and the estimated expenses to settle supply contracts.

   Research and Development. Research and development expenses were $4,693,000, $5,647,000 and $6,145,000 for the years ended December 31, 1996, 1997 and 1998, respectively. The increase of $954,000 in 1997 was attributable to outside development services, increased staff and related expenses and increased patent and regulatory expenses. The increase of $498,000 in 1998 was due to increased clinical and development expenses related to FloSeal. We believe significant investment in research and development is essential to our future success and we expect that research and development expenses will increase in future periods.

   Sales and Marketing. Sales and marketing expenses were $1,582,000, $2,421,000 and $614,000 for the years ended December 31, 1996, 1997 and 1998, respectively. The increase of $839,000 in 1997 resulted from nearly a full year of sales expense for RapiSeal and the charge associated with our exit from the RapiSeal business late in that year. The decrease of $1,807,000 in 1998 resulted from the cessation of our sales and marketing efforts related to RapiSeal. We anticipate that sales and marketing expenditures will increase in future periods in connection with the introduction of FloSeal.

   General and Administrative. General and administrative expenses were $1,426,000, $2,004,000 and $1,474,000 for the years ended December 31, 1996,
1997 and 1998, respectively. The increase of $578,000 in 1997 resulted from costs associated with the commercialization of RapiSeal. The decrease of $530,000 in 1998 resulted from reduction of staff and consolidation of facilities following discontinuation of the RapiSeal business.

   Interest and other income and expense, net. Net interest and other income and expense was $910,000, $935,000 and $546,000 for the years ended December 31, 1996, 1997 and 1998, respectively. The net increase of $25,000 in 1997 resulted from increased cash, cash equivalents and available-for-sale securities following our initial public offering in June 1996. The decrease of $389,000 in 1998 resulted from decreased cash, cash equivalents and available-for-sale securities used to fund operations.

   Exit charges. During the fourth quarter of 1997, we made a decision to discontinue sales of our RapiSeal Patch. We incurred exit charges of $559,000, which consisted of the following components:

                                                      Classification on
                 Description                  Amount  Statement of Operations
                 -----------                 -------- -----------------------
 Equipment.................................. $115,000 Cost of sales
 Personnel severance........................  125,000 Sales and marketing, general and
                                                       administrative and
                                                       research and
                                                       development
 Inventory and purchase commitments.........  210,000 Cost of sales
 Accounts receivable and potential returns..   25,000 Sales
 Patents....................................   84,000 Research and development
                                             --------
 Total...................................... $559,000
                                             ========

   During 1998, we negotiated a lower exit charge from one of our supply agreements, which resulted in a change to our reserve estimate by $50,000. Our anticipated timing until the reserve is completely depleted is the fourth quarter of 2000.

Liquidity and Capital Resources

   From inception to December 31, 1998, we incurred net losses resulting in an accumulated deficit of $29,232,000. We have financed our operations through private sales of equity securities and an initial public offering of common stock in June 1996. These transactions resulted in aggregate net proceeds of $24,419,000.

   Cash, cash equivalents and available-for-sale securities totaled $23,485,000, $14,459,000 and $7,164,000, as of December 31, 1996, 1997 and
1998, respectively. The decreases from 1996 to 1998 were primarily due to net losses.

   Cash flows used in operating activities were $6,083,000, $8,644,000 and $7,468,000 for the years ended December 31, 1996, 1997 and 1998, respectively. These cash outflows resulted from funding our net losses. In addition, capital expenditures for property and equipment of $769,000, $415,000 and $245,000 for the years ended December 31, 1996, 1997 and 1998, respectively, contributed to the cash outflows.

   In December 1997, we signed an agreement for a bank loan facility to finance existing equipment up to a total of $1,000,000, and future equipment purchases for up to a total facility limit of $2,500,000. The facility is secured by the equipment financed. The loan balance is subject to a floating interest rate equal to the bank's prime rate plus 1.5%. The unused portion of the total loan facility commitments are subject to a 0.5% quarterly commitment fee. As of December 31, 1998, we had drawn down $321,000 on the existing equipment loan facility and had no draw down on the new equipment loan facility. In connection with this loan facility, we issued a warrant to purchase 4,500 shares of common stock at an exercise price of $4.00 per share. This warrant expires in December 2002.

   We believe that net proceeds from this offering, together with existing cash, cash equivalents and available-for-sale securities will be sufficient to fund our operations through the next 12 months. However, the amount and timing of our capital requirements cannot be predicted with certainty. Our future capital requirements will depend on numerous factors, including the following:

   .  timing of regulatory actions on FloSeal,

   .  our ability to enter into strategic marketing arrangements,

   .  the timing of our manufacturing scale-up,

   .  the extent and timing of any future FloSeal sales, and

   .  the nature, timing and success of other products under development.

We expect to commit substantial capital resources to the development of commercial-scale manufacturing for FloSeal. The working capital requirements for the development and commercial launch of our other products are also expected to be substantial. If we are unable to secure corporate partners to distribute our products, we will incur substantial expenditures to develop a suitable direct sales and marketing force. Given these factors, we anticipate that we will need additional financing before the end of the year 2000.

   We intend to explore various financing alternatives to satisfy our additional funding requirements following the offering, including bank financing, public or private equity financing and strategic corporate partnerships. Additional funding may not be available when needed or on acceptable terms, which would materially and adversely affect our business. Any additional equity financing will be dilutive to stockholders, and debt financing, if available, may include restrictive covenants.

   At December 31, 1998, we had approximately $19,586,000 in federal and $19,903,000 in state net operating loss carry forwards which expire during the years 2001 through 2018, respectively. Utilization of federal income tax net operating loss carry forwards is subject to certain limitations under Section 382 of the Internal Revenue Code. These annual limitations may result in expirations of net operating losses and research and development credits before they can be fully utilized.

Recent Accounting Pronouncements

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. To date, we have not engaged in derivative and hedging activities. We will adopt SFAS No. 133 as required for our first quarterly filing of 2000.

Quantitative and Qualitative Disclosures About Market Risk

   Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio and bank borrowings. We do not use derivative financial instruments in our investment portfolio, and our investment portfolio only includes highly liquid instruments with an original maturity to us of generally less than one year. We have primarily entered into debt obligations for capital expenditures.

   We are subject to fluctuating interest rates that may impact, adversely or otherwise, our results of operations or cash flows for our variable rate bank borrowings, available-for-sale securities and cash and cash equivalents.

   The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio and debt obligations:

                                                          Fiscal year
                                                    ---------------------------
                                                     1998   1999  2000   Total
                                                    ------  ----  -----  ------
                                                     (dollars in thousands)
Assets
  Cash and cash equivalents........................ $4,151    --     --  $4,151
    Average interest rate..........................   4.90%   --     --    4.90%
  Available-for-sale securities.................... $3,013    --     --  $3,013
    Average interest rate..........................   7.72%   --     --    7.72%
Liabilities
  Bank borrowings (including current portion)...... $  117  $117  $  87  $  321
    Average interest rate..........................   9.25% 9.25%  9.25%   9.25%

   The estimated fair value of our cash and cash equivalents approximates the principal amounts reflected above based on the short maturities of these financial instruments. The estimated fair value of our debt obligations approximates the principal amounts reflected above based on rates currently available to us for debt with similar terms and remaining maturities.

   Although payments under the operating lease for our facility are tied to market indices, we are not exposed to material interest rate risk associated with the operating lease.

Year 2000 Compliance.

   Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, beginning on January 1, 2000, computer systems and software used by many companies and organizations in a wide variety of industries will produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. Our primary exposure with respect to this problem involves third party software we have purchased or licensed for our financial systems, network and telecommunications equipment. Our financial systems software is Year 2000 compliant. We have obtained the software needed to make our network Year 2000 compliant. We have analyzed the Year 2000 risk with regard to our telecommunications equipment and have concluded that there is no material Year 2000 risk.

   We also rely on the business systems of customers, suppliers, creditors, financial organizations and governments, both domestically and internationally, to accurately exchange and process data and information. We are also in the process of verifying compliance by external vendors that supply us with any material software and information systems and are communicating with significant suppliers to determine their Year 2000 readiness. To date, we have not encountered any material Year 2000 problems with software and information systems provided to us by third parties. We have contacted our suppliers of bovine hides and thrombin, the two essential supplies we require for FloSeal, and have confirmed that there is no Year 2000- associated risk of a delay in supply from these sources.

   While we expect to complete an estimate of our Year 2000 project costs during the first half of 1999, we do not expect that the total costs of these Year 2000 compliance activities will be material to our business. However, these costs and the timing with which we plan to complete our Year 2000 modifications and testing processes are based on our management's estimates. Since our assessment process is ongoing, we may yet learn of significant Year 2000 complications that could not be corrected on a timely basis. We could be materially adversely affected if third parties, upon whom we depend in order to run our day-to-day business, experience Year 2000 problems. For example, if our supplier of electricity has not made appropriate Year 2000 corrections, we could experience a power outage and, consequently a stoppage of our manufacturing operation. Other than problems that would be experienced by businesses generally, we do not anticipate any Year 2000 problems unique to our company or this offering.

                                    BUSINESS

Overview

   We are developing and commercializing proprietary products as surgical hemostats. Hemostats are devices, such as sutures, and topical agents, such as sponges, used to stop bleeding. Our lead product, FloSeal Matrix Hemostatic Sealant, combines a gel derived from collagen with thrombin, a potent clotting agent, to control surgical bleeding. We believe that the innovative physical structure of FloSeal provides certain performance advantages over existing surgical hemostatic products, such as fast and effective bleeding control even in challenging applications, quick and easy onsite preparation, excellent handling and total absorption by the body within six to eight weeks.

   In November 1998, we completed enrollment in a 309-patient U.S. pivotal clinical trial for FloSeal in patients undergoing cardiac, vascular and spinal surgery. The primary endpoint of the pivotal trial was to show that FloSeal, in the combined surgical procedures, stopped bleeding within ten minutes of application at least as frequently as the Gelfoam plus thrombin control. The trial showed that FloSeal stopped patients' bleeding within ten minutes in 96% of all patients treated with FloSeal, whereas Gelfoam plus thrombin stopped patients' bleeding within ten minutes in 77% of all patients in the control group. A secondary endpoint analysis also showed that FloSeal stopped patients' bleeding at least two times more quickly than Gelfoam plus thrombin. We completed submission of our full premarket approval application for FloSeal in February 1999. Assuming timely acceptance of the application and approval by the FDA, which cannot be assured, we expect to commercialize the product in the United States in early 2000. We have filed for European regulatory clearance and expect to receive required certification by mid-1999 and to commercialize FloSeal in Europe shortly thereafter.

   We are also developing additional products designed to stop bleeding based upon our core proprietary technology. Such products include SinuSeal, for use by ear, nose and throat surgeons, and a vascular access site closure device, which we call VASC, for use in the closure of femoral artery punctures following vascular interventional procedures. We expect to file a premarket approval application supplement for SinuSeal shortly after obtaining FloSeal approval. We expect to begin clinical trials for VASC in late 1999.

Background

   Surgical wounds must be effectively closed and bleeding controlled to ensure the success of surgical procedures. Failure to close surgical wounds completely can result in serious or possibly life-threatening complications, including blood loss, tissue damage, infection and excessive scarring. A variety of hemostats have been developed to help surgeons control intraoperative bleeding, including devices such as sutures and staples, as well as topical hemostatic products, such as sponges, like Gelfoam, and commercial fibrin glues. Topical hemostatic products are a popular means of supplementing sutures and staples in applications where sutures and staples are not entirely effective in controlling bleeding.

 Sutures and Staples

   Historically, sutures have been the most common type of hemostat used for closing surgical wounds. Sutures mechanically bring together the tissue on either side of a wound to facilitate healing. In the 1960s, surgical stapling was introduced to reduce the time-consuming and cumbersome aspects of suturing. Surgical stapling involves drawing together tissue by applying staples along the line of the incision using a manually operated device. Industry sources estimate that the annual worldwide market for sutures and staples is approximately $2.3 billion.

   Sutures and staples have a number of limitations. In particular, they do not have inherent sealing capabilities and thus sometimes do not eliminate bleeding along suture lines, especially when connecting blood vessels. The physical structure of sutures and staples makes them often ineffective in stopping bleeding associated with fragile tissue and organ wounds, because such sites often lack the structural integrity required to hold such devices in place. Similarly, sutures and staples, because of their size limitations and the mechanics of applying them to the site of a wound, are difficult or impossible to use in certain types of surgeries where access to the surgical site is limited, such as minimally invasive procedures.

 Topical Hemostats

   Topical hemostats provide the surgeon with additional means for controlling bleeding in procedures in which sutures and staples are not entirely effective. Numerous materials have been used to achieve hemostasis in surgical procedures, including sponges, like Gelfoam, thrombin, fibrin glues and other types of hemostats and surgical sealants and adhesives. While existing topical hemostats are a popular complement to sutures and staples, they too have several limitations, including the following:

  . Limited Effectiveness. Topical hemostats do not always conform to a bleeding site and can take a long time or fail to stop bleeding. For example, fibrin glues do not adhere strongly to wet tissue and have little impact on actively bleeding wounds. Gelfoam plus thrombin can take several minutes to stop even moderate bleeding.

  . Lengthy and Complex Preparation. Preparation of some topical hemostats can take a long time, require complicated steps or necessitate special equipment. For example, fibrin glues may take up to 40 minutes to prepare, and thus must often be mixed prior to surgery, whether or not they are actually used in the procedure. Certain fibrin glues and adhesives also require special equipment for preparation, such as heaters or centrifuges.

  . Difficult to Use. Many topical hemostats can be awkward to use or difficult to place precisely. Sponges, such as Gelfoam, often require sustained manual pressure to be effective. In addition, topical hemostats can impede a surgeon's vision of and access to the surgical site. Both these factors can significantly delay the completion of the surgical procedure, especially where continued visualization is important, such as in spinal and sinus surgeries, and in certain minimally invasive surgeries.

  . Rebleeding May Occur After Application. Topical hemostats are often removed prior to closing the wound. Similar to when a gauze bandage is pulled away from a scab, rebleeding can occur upon removal because these materials become incorporated into the clot itself.

   The limitations of current products have been particularly pronounced in procedures involving suture lines in blood vessels, such as coronary artery bypass grafts, and in patients with compromised coagulation. Despite these limitations, topical hemostats have achieved significant sales to date. We estimate that sales of topical hemostats, including Gelfoam plus thrombin, exceeded $100 million in 1997. Most of these sales were within the United States and did not include the sale of fibrin glue. In 1997, international sales of fibrin glue, however, were approximately $270 million, of which we believe that over 60% were attributable to bleeding control. The FDA did not approve the sale of fibrin glue until May 1998.

The Benefits of FloSeal

   Our lead product, FloSeal, a proprietary gel derived from collagen combined with thrombin, is designed to complement sutures and staples and to overcome limitations of other existing products used to control bleeding, including topical hemostats, fibrin glues and other types of surgical sealants and adhesives. Our U.S. pivotal clinical trial demonstrated the effectiveness of FloSeal in stopping bleeding in a combined analysis of patients undergoing cardiac, vascular and spinal surgeries. We believe that FloSeal offers the following key performance advantages:

  . Stops Bleeding Rapidly and Effectively. FloSeal's proprietary physical structure rapidly induces stable clot formation and seals the wound site, even in challenging surgical situations, including very wet tissue and heavily bleeding sites. For example, a secondary endpoint analysis in our pivotal trial showed that FloSeal stopped bleeding within three minutes in 84% of patients treated with FloSeal, whereas Gelfoam plus thrombin stopped bleeding in 47% of the control patients.

  . Stops Various Types of Bleeding. A subanalysis in our clinical trial demonstrated that FloSeal stopped all degrees of bleeding encountered, ranging from lighter "oozing" to heavier "flowing" and "spurting." We believe that FloSeal will be the first product to effectively control substantially all of these types of bleeding. For example, a secondary endpoint analysis in our pivotal clinical trial showed that in cases of heavy bleeding experienced by some cardiac patients FloSeal stopped bleeding within three minutes in 77% of patients treated with FloSeal, as compared to 0% for those treated with Gelfoam plus thrombin. In addition, we believe that FloSeal will address bleeding associated with fragile tissues, diffuse organ bleeding and high pressure arterial bleeding, including bleeding in patients being treated with anti-coagulant drugs. Data from the clinical trial is included below under the subsection entitled "Fusion's Products."

  . Easy to Prepare. FloSeal can be prepared within two minutes and can be used for up to two hours after preparation. No special equipment is required during preparation, and all materials are contained in one simple package.

  . Easy to Use. FloSeal is easy to apply using a standard disposable syringe and has a gel-like consistency which rapidly conforms to the application site. The surgeon can either remove any excess material without difficulty by gentle irrigation of the treated area or leave it to be absorbed by the body. Since only minimal training is necessary, we believe that surgeons will quickly learn how to use the product.

  . Broad Applicability. Under our current premarket approval application, we are pursuing regulatory approval of FloSeal for a broad range of surgical specialties. Our U.S. pivotal clinical trial demonstrated the effectiveness of FloSeal in a combined analysis of patients undergoing cardiac, vascular and spinal surgeries. In addition, FloSeal has been used outside the United States in several other surgical specialties, including nasal and sinus, gynecologic and general surgery.

  . Biocompatible. FloSeal is biocompatible and fully absorbed by the body within approximately six to eight weeks, consistent with the body's normal healing process. Since FloSeal does not have to be removed after application, rebleeding is unlikely to occur. The materials used in FloSeal are naturally occurring and have a safe history of use in humans.

Fusion's Products

   The technology underlying FloSeal and our other products currently under development consists of a mixture of a proprietary gel derived collagen and thrombin, a blood clotting agent. When mixed, the thrombin coats the gel, and they act synergistically to stop bleeding. The granular nature of the gel allows it to conform to irregular wound geometries. We have engineered the FloSeal granules to swell upon contact with the blood. By swelling, the granules restrict blood flow. Blood percolates through the spaces between the granules and is exposed to high concentrations of thrombin, thereby accelerating formation of a mechanically stable clot.

   The following diagrams illustrate the surgical sealing activity of FloSeal:


                       [THREE ILLUSTRATIONS APPEAR HERE]

 FloSeal

   FloSeal, our lead product, is designed to control bleeding in various types of surgery and has been tested for safety and effectiveness in a pivotal U.S. clinical trial involving patients undergoing cardiac, vascular and spinal surgery. In February 1999, we completed submission of our full premarket approval application for FloSeal.

   Clinical Development. In November 1998, we completed enrollment in a ten-center, randomized pivotal clinical trial of FloSeal involving 309 patients who underwent cardiac, vascular or spinal surgery. One hundred fifty-six patients were treated with FloSeal while 153 patients were treated with Gelfoam plus thrombin. The degree of intraoperative bleeding ranged from lighter "oozing" to heavier "flowing" and "spurting," with nearly one-third (32%) of the patients experiencing bleeding in the heavier, more difficult to control ranges.

   The primary endpoint of the pivotal trial was to show that FloSeal, in the combined surgical procedures, stopped bleeding within ten minutes of application at least as frequently as the Gelfoam plus thrombin control. FloSeal stopped bleeding within ten minutes in 96% of the 156 patients treated with FloSeal, whereas Gelfoam plus thrombin stopped bleeding within ten minutes in 77% of the 153 patients in the control group. In addition, a subset analysis demonstrated that FloSeal stopped bleeding at least two times faster than Gelfoam plus thrombin. These results were consistent across all tested surgical specialties and bleeding classes, from simple oozing to active arterial spurting.

   Ninety-three patients underwent cardiac surgery, the most difficult group to treat due to the use of cardiopulmonary bypass and high levels of anti-coagulant drugs. FloSeal stopped bleeding within ten minutes in 94% of the 48 patients treated with FloSeal, whereas Gelfoam plus thrombin stopped bleeding within ten minutes in 60% of the 45 patients in the control group. In cases of heavy cardiac bleeding, FloSeal stopped bleeding within three minutes in 77% of patients, as compared to 0% for those treated with Gelfoam plus thrombin.

   In the trial, 89 patients underwent vascular surgery. FloSeal stopped bleeding within ten minutes in 93% of the 43 patients treated with FloSeal, versus 76% for the 46 control group patients. One hundred twenty-seven patients underwent spinal surgery. FloSeal stopped bleeding within ten minutes in 98% of the 65 patients treated with FloSeal, versus 90% for the 62 control group patients. Detailed results for the vascular and spinal arms of the pivotal trial have not yet been published, but we anticipate publication in a peer-reviewed medical journal in the future.

   The following chart summarizes certain data from the pivotal clinical trial, including a subset analysis of all cardiac patients based upon surgeons' assessments of the degree of intraoperative bleeding:

                         Summary Clinical Trial Results


                                            Hemostasis within Hemostasis within
                                               10 minutes         3 minutes
                                            ----------------- -----------------
                                                     Gelfoam           Gelfoam
              Patient Category              FloSeal +thrombin FloSeal +thrombin
              ----------------              ------- --------- ------- ---------
  All patients.............................    96%      77%      84%      47%
   Vascular patients.......................    93       76        *        *
   Spinal patients.........................    98       90        *        *
   Cardiac patients........................    94       60       69       22
    Cardiac: "Oozing"......................    94       66       66       29
    Cardiac: "Flowing" or "Spurting".......    92       40       77        0


 * Data not yet released and subject to publication in a peer-reviewed medical journal.

   The primary endpoint of the trial was reached. In addition, subset analyses of secondary endpoints showed statistically significant and clinically meaningful benefits of FloSeal relative to Gelfoam plus thrombin. We completed submission of our full premarket approval application for FloSeal in February 1999. Assuming timely acceptance of the application and approval by the FDA, which cannot be assured, we expect to commercialize the product in the United States in early 2000. We are seeking a labeling indication which reads "for surgical procedures (other than in neurosurgical, ophthalmic and urological) as an adjunct to hemostasis when control of bleeding by ligature or conventional procedures is ineffective or impractical."

   We have filed for European regulatory approval and expect to receive such approval by mid-1999. We intend to commercialize FloSeal in EU member countries shortly thereafter with a labeling indication which reads "for surgical procedures as an adjunct to hemostasis when control of bleeding by ligature or conventional procedures is ineffective or impractical."

   Target Market. We expect our domestic and international commercialization efforts to focus initially on those surgeons who perform cardiac, vascular and spinal procedures, the specialties studied on a combined basis in the pivotal clinical trial. There are approximately 500,000 cardiac surgeries, 380,000 vascular surgeries and 400,000 spinal surgeries performed annually in the United States. We believe that FloSeal could be used in approximately 15% of cardiac surgeries, 50% of vascular surgeries and 50% of spinal surgeries. We believe that the potential market for FloSeal outside of the United States with respect to each of these surgical specialties is roughly equal to the corresponding market within the United States. We also believe that FloSeal will be useful in other types of surgery, including orthopedic, trauma, gynecologic, plastic and other general surgery.

 SinuSeal

   We are also developing SinuSeal, an additional application for FloSeal, for use by ear, nose and throat surgeons to control bleeding. SinuSeal is delivered through a standard disposable syringe with a sinus applicator tip and consists of the same FloSeal gel tested in the clinical trial described above. At the close of sinus surgeries, conventional packing materials, such as gauze strips or plugs are often inserted into the nose and left in place for several days. Removal of these packing materials requires a return visit to the surgeon's office, is generally painful and often results in re-bleeding. SinuSeal, however, is absorbed by the body and consequently does not require removal. We believe that SinuSeal will eliminate much of the discomfort, pain and cost associated with nasal packing.

   In 1998, we completed a three-center evaluation of 18 patients in Canada in which SinuSeal controlled intra-operative bleeding during sinus surgery in 100% of 29 application sites. We intend to file a premarket approval application supplement for SinuSeal after receiving FDA approval for FloSeal. We may be required to perform a formal clinical trial prior to submitting such a supplement for SinuSeal.

   We expect our domestic and international commercialization efforts to focus on ear, nose and throat surgeons. Industry sources estimate that approximately 400,000 sinus surgeries are performed annually in the United States. In addition, we have performed technical and clinical studies which suggest that SinuSeal can be used to control bleeding associated with tonsillectomies and adenoidectomies. Industry sources estimate there are approximately 530,000 of these procedures performed annually in the United States. We estimate that approximately one-third of these nose and throat procedures could benefit from the use of SinuSeal.

 VASC

   We are also developing VASC, a vascular access site closure device, as an additional application of our FloSeal technology. VASC is designed to be used by interventionalists to seal arterial punctures following vascular interventional procedures, such as balloon angioplasty or angiography. VASC incorporates a proprietary catheter-based applicator to easily and safely deliver to the site of the arterial puncture the same FloSeal gel tested in the pivotal clinical trial described above. Currently available suturing devices and collagen plugs can be costly, difficult to use and may require extensive surgeon training prior to use. We are designing VASC to address these limitations.

   We have conducted preliminary pre-clinical studies examining the safety and effectiveness of VASC. We plan to begin a pilot clinical trial in late 1999 and a pivotal clinical trial in 2000. Industry sources estimate that approximately
3.3 million arterial puncture closure procedures will be performed in the United States in 1999.

   The statements we have made above regarding the anticipated commercialization of our products are forward looking. We are not permitted to commercialize any of the above products unless and until we receive necessary regulatory approvals.

Research and Development

   Our research and development activities are focused on enhancing and expanding the applications of the FloSeal technology platform. We have established an active dialogue with surgeons to ascertain the most desirable additional applications and enhancements for the FloSeal technology. Current products at the research stage include a sponge form of FloSeal for field dressing and other emergency applications and an absorbable spinal anti-adhesion agent.

Sales and Marketing

   We are engaged in preliminary discussions with prospective partners to provide sales, marketing and distribution functions in both the U.S. and international markets once regulatory approvals are received. We initially intend to focus our domestic and international sales and marketing efforts on developing surgeon acceptance of FloSeal for application in procedures including cardiac, vascular and spinal surgeries. We are in discussions with worldwide surgical companies with capabilities in various surgical specialties. We are also in discussions with independent distributors, particularly in international markets in order to capitalize on their strong capabilities in local markets. Fusion intends to select distribution partners based on demonstrated sales and marketing expertise, focused positioning of FloSeal within a portfolio of other surgical products and favorable economic terms.

Manufacturing

   Our manufacturing operations are located in our headquarters in Mountain View, California. We are currently expanding our manufacturing capacity within this facility, and we believe that such additional capacity will be sufficient through 2000. We expect to complete the expansion of our manufacturing facility by the end of the second quarter of 1999. In conjunction with this expansion, we anticipate spending a total of approximately $250,000 for the purchase of production equipment and $275,000 for the facilities' upgrade.

   Our manufacturing facilities are subject to Quality System Regulations, international quality standards and other regulatory requirements. Difficulties we encounter in manufacturing scale-up or our failure to implement and maintain our facilities in accordance with quality standards or other regulatory requirements could entail a delay or termination of production, which would materially and adversely affect our business. We have received a manufacturing license from the California Department of Health Services and have produced FloSeal for use in Canada and for our U.S. clinical trial. However, we have no experience manufacturing our products in the volumes necessary to achieve significant commercial sales, and there can be no assurance that such manufacturing can be achieved at a commercially reasonable cost. If we encounter any manufacturing difficulties involving capacity constraints, production yields, quality control and assurance, supplies of components or shortages of qualified personnel, our business could be materially and adversely affected. There can be no assurance that we will be able to manufacture sufficient quantities of products to meet supply requirements for commercialization and continued clinical trials in the United States or internationally.

   Fusion acquires raw materials and product components from suppliers, processes the raw materials internally to the appropriate form and composition, packages kits, arranges for sterilization by a third party and then packages the products for shipment. We acquire some raw materials and components, such as bovine hides, thrombin and sterilization services, all of which are essential components of FloSeal, from single suppliers. We believe that there are additional and alternative suppliers of equivalent materials available and that we could supplement and substitute suppliers with minimal business and regulatory consequences. However, there can be no assurance that such supplies will be available or that such substitutions could be made in a timely manner, on commercially reasonable terms, or at all. In the event that any of our current single source suppliers become unable to meet our needs or we lose them as a supply source for some other reason, our business could be disrupted and materially and adversely affected.

Competition

   The market for topical hemostats is highly competitive. A wide variety of existing products and products under development may compete directly with FloSeal and our other products under development. Such products include:

Category of Product       Manufacturer                  Tradename(s)
-------------------       ------------                  ------------
Topical Hemostats
 Gelatin Sponge/Powder    Pharmacia & Upjohn, Inc.      Gelfoam
 Collagen Sponge/Powder   Astra AB                      Hemopad, Hemoterie
                          C.R. Bard, Inc.               Actifoam, Avitene
                          Johnson & Johnson             Instat
                          Integra Life Sciences Corp.   Helistat, Helitene
                          B. Braun Melsungen AG         Lyostypt
 Oxidized Cellulose Strip Johnson & Johnson             Surgicel
                          Becton Dickinson & Company    Oxycel
 Thrombin                 Jones Medical                 Thrombin-JMI
                          Johnson & Johnson             Thrombogen
                          Parke-Davis                   Thrombostat
Fibrin Glue and Variants
 Fibrin Glue              Baxter International, Inc.    Tisseel
                          Haemacure Corp.               Hemaseel APR, HMN
                          Centeon L.L.C.                Beriplast P
                          V.I. Technologies, Inc.       ViGuard Fibrin Sealant
                          Omrix Biopharmaceuticals Ltd. Quixil
                          Kaketsuken (Japan)            Bioheal
 Fibrin Glue Variants     Cohesion Technologies, Inc.   CoStasis
                          Nycomed                       Tacocomb

   In addition to the companies listed above, there are many medical device companies that could enter the hemostat and surgical sealant markets and compete effectively against our products. Many existing and potential competitors have greater name recognition, broader product lines, greater distribution capabilities, substantially greater capital resources and larger marketing, research and development staffs and facilities. Broad product lines may give competitors the ability to negotiate exclusive, long-term supply contracts and, as a result, the ability to offer comprehensive pricing for their products. With a broader product line, competitors may also have a significant advantage in marketing competing products to group purchasing organizations and other managed care organizations that increasingly seek to reduce costs through centralized purchasing. There can be no assurance that we will be able to successfully compete against competitors or potential competitors. In addition, we cannot be certain that current competitors or other companies will not succeed in developing technologies and products that are more effective or that would render our technology or products obsolete or unable to compete.

Patents and Proprietary Rights

   Our ability to compete effectively depends in part on our ability to develop and maintain the proprietary aspects of our technology. We have five pending U.S. patent applications relating to FloSeal and other products under development, but no issued patents. We also have two corresponding international patent applications filed under the Patent Cooperation Treaty and may file additional patent applications outside the United States at a later date. In addition, we have in-licensed technology that we believe strengthens our patent portfolio.

   We can not be certain that any of our pending parent applications will result in the issuance of any patents, that our patent applications will have priority over others' applications, or that, if issued, any of our patents will offer protection against competitors with similar technologies. We have conducted searches to determine whether our patent applications interfere with existing patents. Based upon these searches, we believe that our patent applications and products do not interfere with existing patents. However, we cannot be sure that relevant patents have not been issued that could block our ability to obtain patents or commercialize our products. Moreover, since U.S. patent applications are not a matter of public record, a patent application could currently be on file that would stand in our way of obtaining an issued patent. A number of medical device and other companies, universities and research institutions have filed patent applications or have issued patents relating to compositions and methods for surgical sealing, which could materially impact our operations. Obtaining foreign patents may be more difficult than obtaining domestic patents because of differences in patent laws. Protection provided by foreign patents, if obtained, and any other foreign intellectual property protection may be weaker than that provided domestically.

   The medical device industry is characterized by extensive litigation regarding patents and other intellectual property rights. Many medical device companies have employed intellectual property litigation as a way to gain a competitive advantage. There is no assurance that third parties will not sue us in the future to challenge our patent rights or claim infringement of their patents. An adverse determination in litigation or interference proceedings to which we may become a party could subject us to significant liabilities to third parties, require us to license disputed rights from third parties or require us to cease using the disputed technology. Although patent and intellectual property disputes in the medical device area are often settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include ongoing royalties. Furthermore, we cannot be certain that the necessary licenses would be available to us on satisfactory terms, if at all.

   Our policy is to execute confidentiality agreements with our employees and consultants upon the commencement of an employment or consulting relationship with us. These agreements generally require that all confidential information developed or made known to the individual by us during the course of the individual's relationship with us to be kept confidential and not disclosed to third parties. These agreements also generally provide that inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. There can be no assurance that such agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known to or be independently developed by competitors.

Government Regulation

 United States

   Our proposed products and research and development activities are subject to regulation by the FDA and other regulatory bodies. FDA regulations govern, among other things, the following activities:

  .  Product development,

  .  Product testing,

  .  Product labeling,

  .  Product storage,

  .  Premarket clearance or approval,

  .  Advertising and promotion, and

  .  Product sales and distribution.

   Product development and approval can take a number of years and can be expensive and uncertain.

   In the United States, medical devices are classified on the basis of controls deemed necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls. These controls include labeling, premarket notification and adherence to the FDA's Quality System regulations. Class II devices are subject to general and special controls. Special controls include performance standards, postmarket surveillance, patient registries, and FDA guidelines. Class III devices are those which must receive premarket approval by the FDA to ensure their safety and effectiveness.

   Premarket notification clearance must be obtained for class I and II devices and class III devices when the FDA has not called for premarket approval. A premarket approval application is required for most class III devices. A premarket approval application must be supported by valid scientific evidence to demonstrate the safety and effectiveness of the device. The application typically includes:

  . Results of bench and laboratory tests, animal studies and clinical studies,

  .  A complete description of the device and its components,

  . A detailed description of the methods, facilities and controls used to manufacture the device, and

  .  Proposed labeling and advertising literature.

   The approval process can be expensive, uncertain and lengthy. A number of devices for which FDA approval has been sought by other companies have never been approved for marketing.

   FDA Review Process. When the FDA receives a premarket approval application, it will determine whether the application is complete enough for review. If the application is complete, the application is filed and the FDA begins an in-depth review. Currently, FDA review time is approximately 12 months, but timing is uncertain and the process may take significantly longer. The review time is often extended by the FDA asking for more information or clarification of information already provided in the submission. An advisory committee may be convened to review and evaluate the application and provide a recommendation to the FDA as to whether the device should be approved. The FDA gives substantial weight to the recommendation but is not bound by it. Before approval, FDA generally will conduct an inspection of the manufacturer's facilities to ensure compliance with applicable Quality System requirements. We have not yet undergone an FDA Quality System inspection.

   The FDA may issue either an approval letter or an approvable letter. An approvable letter will contain a number of conditions that must be met in order to secure final approval. When and if those conditions are met, an approval letter will be issued. The FDA can also deny approval or issue a "complete action" letter that will detail the deficiencies. The FDA may also determine that additional clinical trials are necessary. This may delay approval for one or more years while additional clinical trials are conducted and submitted. Any additional information must be submitted in an amendment to the application. Certain modifications to the device, labeling or manufacturing process may require premarket approval or approval of a supplement to a premarket approval. Premarket approval supplements often require the submission of information only needed to support the proposed change.

   Clinical Studies. If clinical trials involve a "significant risk" the sponsor must file an Investigational Device Exemption application prior to commencing the study. The FDA must approve the clinical trial before the study may commence. If the device presents a "non-significant risk" to the patient, the clinical trial may commence without FDA approval. Institutional Review Board approval must be obtained for all studies. Submission of an Investigational Device Exemption application does not give assurance that the FDA will approve the application. If the application is approved, there can be no assurance that FDA will determine that the data derived from the studies will support the safety and efficacy of the device. An Investigational Device Exemption supplement must be approved by the FDA before a sponsor or investigator may make a significant change to the investigational plan.

   The FDA has determined that FloSeal will be regulated as a class III medical device. Premarket approval must be obtained before FloSeal can be marketed in the United States. Fusion has received approval of an Investigational Device Exemption to study FloSeal in cardiac, vascular and spinal surgery in the United States. Enrollment for the FloSeal pivotal U.S. clinical trial was completed in November 1998. The final analysis of the study is currently ongoing. There can be no assurance that the study will adequately support approval for FloSeal. Additional Investigational Device Exemptions will be required for other applications of FloSeal. There can be no assurance that a supplemental premarket approval application will be accepted for SinuSeal. In the event we are unable to file a premarket approval supplement for SinuSeal, we will be required to file a premarket approval application.

   Manufacturing. Manufacture and distribution of FloSeal will be subject to continuing regulation by the FDA. We will also be subject to routine inspections by the FDA to determine compliance with the following:

  .  Quality System requirements,

  .  Medical Device Reporting regulations, and

  . FDA's restrictions on promoting products for unapproved or "off-label" uses.

   Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, and our business could be materially and adversely affected.

 International

   To market products in Europe and other foreign countries, we must obtain similar regulatory approvals. Regulations vary significantly from country to country. The time required to obtain approval to market products may be longer or shorter than that required in the United States. Fusion must obtain CE mark certification to market FloSeal in member countries of the European Union. CE mark certification is an international symbol of adherence to quality assurance standards and compliance with the European Medical Devices Directives. In February 1997, we received ISO 9001 and EN 46001 qualification of our processes, which is one of the principal steps in the CE mark approval process. There can be no assurance that we will be successful in completing the remainder of the CE mark certification process or obtaining CE mark certification in a timely manner.

Employees

   As of March 1, 1999, we had 31 employees, 13 of whom were engaged in research and development, two in regulatory affairs and quality assurance, ten in operations, two in marketing and four in finance and administration. No employees are covered by collective bargaining agreements, and we believe we maintain good relations with our employees.

Facilities

   Our headquarters are located in a 13,200 square foot facility in Mountain View, California. The lease for this facility extends through December 31, 2001. We believe that these existing facilities will be sufficient for our manufacturing and office requirements through 2000. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

Legal Proceedings

   We are currently not a party to any material legal proceedings.

                                   MANAGEMENT

Executive Officers, Directors and Key Employees

   The following table sets forth certain information with respect to our executive officers and directors as of January 31, 1999:

   Name                               Age Position
   ----                               --- --------
   Philip M. Sawyer.................   34 President, Chief Executive Officer,
                                           acting Chief Financial Officer and
                                           Director
   Debera M. Brown..................   46 Vice President, Regulatory Affairs
                                           and Quality Assurance
   Scott A. Huie....................   40 Vice President, Operations
   Cary J. Reich, Ph.D..............   50 Vice President, Research
   Joseph F. Rondinone, Ph.D........   51 Vice President, Development
   Gordon W. Russell (1)............   65 Chairman of the Board of Directors
   Olav B. Bergheim (1).............   45 Director
   Vaughn D. Bryson (2).............   60 Director
   Douglas E. Kelly, M.D. (2).......   38 Director
   Lawrence G. Mohr, Jr. (1)........   54 Director

--------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

   Mr. Sawyer, one of Fusion's founders, has served as President and Chief Executive Officer and as a Director since April 1993. From 1991 to 1993, Mr. Sawyer worked in various positions in marketing and business development at the Stryker Corporation. From 1987 to 1989, Mr. Sawyer worked at Patricof & Co. Ventures, Inc. From 1986 to 1987, Mr. Sawyer worked in the health care corporate finance group at E.F. Hutton and Co. Mr. Sawyer holds a B.A. from Haverford College and an M.B.A. from the Harvard Business School.

   Ms. Brown joined Fusion in May 1995 as Vice President, Regulatory and Clinical Affairs, which position she held until July 1997. Since July 1997, Ms. Brown has been Vice President, Regulatory Affairs and Quality Assurance. From September 1990 to March 1995, Ms. Brown was Vice President, Medical and Regulatory Affairs, at Celtrix Pharmaceuticals, Inc., a manufacturer of biopharmaceutical products from recombinant proteins. At Celtrix, Ms. Brown was responsible for the Regulatory Affairs Department, the Quality Assurance Department and clinical trials. Ms. Brown holds a B.A. in Human Biology from Stanford University and completed the Executive Program at Stanford University School of Business.

   Mr. Huie joined Fusion in August 1997 as Vice President, Operations. From May 1995 to August 1997, Mr. Huie was Director of Pharmaceutical Engineering at Aradigm Corporation, a pharmaceutical and medical device company specializing in non-invasive aerosol drug delivery. He directed process development, scale up, clinical supplies and facilities. From February 1993 to May 1995, Mr. Huie was Director of Engineering at Cygnus, Inc., a manufacturer of transdermal drug delivery systems and developer of a non-invasive glucose monitoring medical device. As Director of Engineering, Mr. Huie was responsible for all engineering functions in the company including process engineering, clinical manufacturing, manufacturing engineering, maintenance and validation. Mr. Huie holds a B.S. in Chemical Engineering from Rensselaer Polytechnic Institute.

   Dr. Reich joined Fusion in May 1995 as Vice President, Research and Development. Dr. Reich's current position is Vice President, Research. From June 1987 to May 1995, Dr. Reich held various positions at Chiron Vision Corporation, a manufacturer of devices and pharmaceuticals, to correct, improve and restore vision. His most recent position at Chiron Vision, which he held from April 1993 to May 1995, was Vice President, Research and Development. As Vice President, Research and Development, Dr. Reich was responsible for global research and development efforts in the field of ophthalmic medical devices. Dr. Reich holds a B.S. in Chemistry from Harvey Mudd College and a Ph.D. in Physical Organic Chemistry from Stanford University.

   Dr. Rondinone joined Fusion in January 1996 as Director of Clinical Affairs. In July 1997, Dr. Rondinone was promoted to Vice President, Development. From July 1992 to January 1996, Dr. Rondinone was Vice President, Research and Development, for LaserScope Surgical Systems, Inc., a manufacturer and world-wide distributor of surgical lasers and instruments. At LaserScope, Dr. Rondinone was responsible for new product development and management of the research and development department. Dr. Rondinone holds a B.S. in Biology from Tufts University, an M.S. in Physics from University of California at Los Angeles and a Ph.D. in Physics from the University of California at Los Angeles.

   Mr. Russell has served as Fusion's Chairman of the Board since October 1993. Mr. Russell has been a General Partner with Sequoia Capital, a venture capital firm, since 1979. Mr. Russell currently serves on the Board of Directors of Sangstat Medical Corporation, Aradigm Corporation and ChemTrak, Inc. Mr. Russell has served as Chairman-Emeritus of the Board of Trustees for the Palo Alto Medical Foundation since 1990, and currently serves as Chairman of the Board of Overseers for the Dartmouth College Medical School. Prior to 1979, Mr. Russell was Vice President, General Manager, of the Medical Instrument Divisions of Coherent, Inc. and Syntex, Inc. Mr. Russell holds an A.B. from Dartmouth College.

   Mr. Bergheim has served as a director since October 1995. Mr. Bergheim has been a Venture Partner with Domain Associates, a venture capital firm, since August 1995. From April 1995 to August 1995, Mr. Bergheim was Executive Vice President at Coram, a health care services company. From 1979 to April 1995, Mr. Bergheim worked at Baxter Healthcare Corporation, a medical device company, in various national and international positions. Most recently he was a corporate officer responsible for Baxter's global cardiovascular business. Mr. Bergheim is a director of Vista Medical Technologies. Mr. Bergheim has a Master of Industrial Pharmacy degree from the University of Oslo.

   Mr. Bryson has served as a director since March 1996. Since May 1995, Mr. Bryson has been President of Life Sciences Advisors, a consulting firm focused on assisting biopharmaceutical companies in building shareholder value. Mr. Bryson was Vice Chairman of Vector Securities International, Inc., an investment banking firm, from April 1994 to December 1996. Mr. Bryson was an employee of Eli Lilly and Company for 32 years and served as President and Chief Executive Officer of Eli Lilly from 1991 to 1993. He served as a member of Eli Lilly's Board of Directors from 1984 until his retirement in 1993. Mr. Bryson is a director of Ariad Pharmaceuticals, Inc., Chiron Corporation, Perclose, Inc. and Quintiles Transnational Corp. Mr. Bryson received a B.S. degree in Pharmacy from the University of North Carolina and completed the Sloan Program at the Stanford University Graduate School of Business.

   Dr. Kelly has served as a director since November 1993. Dr. Kelly is a General Partner of AMA Partners 1996, L.P. and AMA Partners 1998, L.P. and has been with Asset Management Associates, Inc., a venture capital firm, since July 1993. Dr. Kelly holds a B.A. from the University of California, San Diego, an M.D. from the Albert Einstein College of Medicine and an M.B.A. from the Stanford University Graduate School of Business.

   Mr. Mohr has served as a director since November 1993. Since 1983, Mr. Mohr has been a General Partner of Mohr, Davidow Ventures, a venture capital fund, which he founded. Mr. Mohr holds an M.S. in Industrial Engineering from Stanford University and an M.B.A. from the Stanford University Graduate School of Business.

Clinical and Scientific Advisors

   Fusion's clinical and scientific advisors are actively involved with our research and development efforts and routinely advise us in scientific and product development matters. We meet with our scientific advisors periodically as needed. Our advisors include:

 Name                     Title/Institution
 ----                     -----------------
 Clark Colton, Ph.D. .... Professor of Chemical Engineering, Massachusetts
                           Institute of Technology
 Michael Hawke, M.D. .... Professor of Otolaryngology and Pathology, University
                           of Toronto
 George Martin, Ph.D. ... Former Director of Scientific Affairs, National
                           Institute of Aging
 Mehmet Oz, M.D. ........ Director, Cardiac Assist Program and Assistant
                           Professor, Columbia-Presbyterian Medical Center

Board Composition

   We have authorized seven seats on the board of directors. Currently there is one vacancy. Our Board is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The Class I directors, currently Messrs. Mohr and Bergheim, stand for reelection at the 1999 annual meeting of stockholders. The Class II directors, currently Mr. Kelly and one vacancy, stand for reelection at the 2000 annual meeting of stockholders. The Class III directors, currently Messrs. Sawyer, Russell and Bryson, stand for reelection at the 2001 annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This staggered classification of the board of directors may have the effect of delaying or preventing changes in control or management.

   Each executive officer is appointed by and serves at the discretion of the board of directors. Each of our officers devotes substantially full time to our affairs. Our non-employee directors devote such time to our affairs as is necessary to discharge their duties. There are no family relationships among any of our directors, officers or key employees.

Board Committees

   Our board of directors currently has an audit committee and a compensation committee. The audit committee of the board of directors, consisting of Messrs. Russell, Bergheim and Mohr, reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants. The compensation committee of the board of directors is comprised of two non-employee directors, Dr. Kelly and Mr. Bryson. Richard S. Schneider was a member of the compensation committee until his resignation from the board of directors in January 1999. The compensation committee is responsible for reviewing and making recommendations to the board of directors regarding all forms of compensation to be provided to our executive officers and directors, including salaries, bonuses, stock compensation and loans, and all bonus and stock compensation to other employees.

Compensation Committee Interlocks and Insider Participation

   The compensation committee was established in October 1993. Prior to that time, the entire board participated in all compensation decisions. No member of the compensation committee was, at any time or during the year ended December 31, 1998, or at any other time, one of our officers or employees.

Director Compensation

   Directors do not currently receive any cash compensation from us for their service as members of the board of directors, although they are reimbursed for certain expenses incurred in connection with attendance at board and committee meetings. From time to time, non-employee directors have been granted options to purchase shares of our common stock. Gordon Russell, Olav Bergheim, Vaughn Bryson, Douglas Kelly and Lawrence Mohr have each received options to purchase 6,400 shares, 22,970 shares, 22,970 shares, 6,400 shares and 6,400 shares, respectively, of common stock under our 1993 Stock Option Plan and/or our 1996 Director Option Plan. We do not provide additional compensation for committee participation or special assignments of the board of directors. See "-- Incentive Stock Plans."

Executive Compensation

   The following table sets forth certain information for the year ended December 31, 1998, regarding the compensation of our Chief Executive Officer and each of our other four most highly compensated executive officers whose annual salary and bonus for 1998 were in excess of $100,000. These executives are referred to as Named Executive Officers elsewhere in this prospectus. The Other Annual Compensation column in the table consists of housing allowances. The Salary column includes compensation earned by the individual but deferred under our 401(k) plan.

                           Summary Compensation Table

                                                                         Long-Term
                                                                        Compensation
                                       Annual Compensation                 Awards
                              ----------------------------------------- ------------
                                                                         Securities
Name and Principal                                       Other Annual    Underlying
Position                 Year Salary ($)     Bonus ($) Compensation ($) Options (#)
------------------       ---- ----------     --------- ---------------- ------------
Philip M. Sawyer........ 1998  175,000        10,000           --             --
 President and Chief     1997  173,750           --            --             --
  Executive Officer      1996  166,666           --            --             --


Debera M. Brown......... 1998  172,563           --            --          25,000
 Vice President,         1997  163,006           --            --          42,000
  Regulatory Affairs and 1996  138,191           --            --           4,143
  Quality Assurance

Scott A. Huie........... 1998  162,424        20,000           --          15,000
 Vice President,         1997   64,308(/1/)   20,000                       80,000
  Operations

Cary J. Reich, Ph.D. ... 1998  183,021           --         13,000         25,000
 Vice President,         1997  174,859           --         20,000         40,000
  Research               1996  157,363           --         26,000          4,143

Joseph F. Rondinone,
 Ph.D................... 1998  162,833           --            --          30,000
 Vice President,         1997  146,321           --            --          55,000
  Development            1996  119,933           --            --          15,742

--------
(1) Mr. Huie joined Fusion in August 1997 at an annual salary of $160,000.

Employment Agreements

   We have entered into employment agreements with Debera M. Brown, Scott A. Huie, Cary J. Reich and Joseph F. Rondinone. The agreements provide that all unvested option shares shall immediately vest upon a change of control event, which is defined as a transaction wherein our stockholders immediately before the transaction do not retain direct or indirect beneficial ownership of more than 50% of the total combined voting power of our outstanding voting stock immediately after the transaction. The agreements also provide for severance benefits upon a termination other than for cause. These benefits include: three months continued salary, vesting of 50% of outstanding options and a one-year right to purchase vested options from the date of termination.

Stock Option Information

   The following table sets forth certain information with respect to stock options granted to each of the Named Executive Officers in 1998, including the potential realizable value over the ten-year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent Fusion's estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

   In 1998, Fusion granted options to purchase up to an aggregate of 373,250 shares to employees, directors and consultants. All options were granted under Fusion's 1993 stock option plan at exercise prices equal to the fair market value of Fusion's common stock on the date of grant. All options have a term of ten years. All option shares vest over four years, with 25% of the option shares vesting one year after the option grant date, and the remaining option shares vesting ratably each month thereafter.


                                                                           Potential
                                                                        Realizable Value
                                                                           at Assumed
                                                                         Annual Rate of
                                                                          Stock Price
                                                                        Appreciation for
                                       Individual Grants                  Option Term
                         ---------------------------------------------- ----------------
                          Number of   Percent of
                         Securities  Total Options Exercise
                         Underlying   Granted to   Price Per
                           Options   Employees in    Share   Expiration
Name                     Granted (#)  Fiscal 1998  ($/Share)    Date      5%      10%
----                     ----------- ------------- --------- ---------- ------- --------
Philip M. Sawyer........      --          --           --         --        --       --
Debera M. Brown.........   25,000         6.7%       $4.75    1/01/08   $74,681 $189,257
Scott A. Huie...........   15,000         4.0         4.75    1/01/08    44,809  113,554
Cary J. Reich, Ph.D. ...   25,000         6.7         4.75    1/01/08    74,681  189,257
Joseph F. Rondinone,
 Ph.D...................   30,000         8.0         4.75    1/01/08    89,617  227,108

                       Options Grants in Last Fiscal Year


     Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

   The following table sets forth information with respect to the Named Executive Officers concerning exercisable and unexecisable options held as of December 31, 1998. No options were exercised by the Named Executive Officers in 1998.

   The "Value of Unexercised In-the-Money Options at December 31, 1998" is based on a value of $5.75 per share, the fair market value of Fusion's common stock as reflected by the closing price on the Nasdaq National Market on December 31, 1998, less the per share exercise price, multiplied by the number of shares issued upon exercise of the option.

                             Number of Securities      Value of Unexercised
                            Underlying Unexercised         In-the-Money
                                  Options at                Options at
                               December 31, 1998         December 31, 1998
                           ------------------------- -------------------------
Name                       Exercisable Unexercisable Exercisable Unexercisable
----                       ----------- ------------- ----------- -------------
Philip M. Sawyer..........       --          --            --           --
Debera M. Brown...........    68,298      48,626      $257,630     $ 83,394
Scott A. Huie.............    30,103      64,897        39,969       84,631
Cary J. Reich, Ph.D.......   101,214      50,779       436,969       99,088
Joseph F. Rondinone,
 Ph.D.....................    32,555      62,555        71,092      105,739

Incentive Stock Plans

   1993 Stock Option Plan. The 1993 Stock Option Plan was adopted by the board of directors in November 1993. The stock plan provides for the grant of incentive stock options to employees, including directors who are employees, and for the grant of nonstatutory stock options and stock purchase rights to employees and consultants. A total of 1,890,335 shares of common stock have been reserved for issuance pursuant to the stock plan. As of January 31, 1999, 321,546 shares had been issued upon the exercise of stock options granted under the stock plan, 1,041,000 shares were subject to outstanding options and 527,789 shares were available for future grant. The stock plan is administered by the compensation committee, which committee is in compliance with Rule 16b-3 promulgated under the Securities Exchange Act of 1934. Only employees may receive incentive stock options, which are intended to qualify for certain tax treatment; non-employees receive nonstatutory stock options, which do not provide for such treatment. The exercise price of incentive stock options under the stock plan must at least equal the fair market value of the common stock on the date of grant. Options granted under the stock plan typically vest at a rate of 25% at the end of the first year following the date of grant and then monthly thereafter until the option is fully vested at the end of four years. All stock options expire if not exercised within ten years. In the case of restricted stock purchase agreements, unless the board of directors or the compensation committee determines otherwise, Fusion has a repurchase option exercisable upon the voluntary or involuntary termination of the purchasers employment for any reason (including death or disability). The purchase price for shares repurchased pursuant to the restricted stock purchase agreement will be the original price paid by the purchaser. The repurchase option lapses at a rate determined by the board of directors or the compensation committee. The board of directors may amend or modify the stock plan at any time. The stock plan will terminate in November 2003, unless sooner terminated by the board of directors.

   1996 Director Option Plan. The 1996 Director Option Plan was adopted by the board of directors in April 1996. A total of 120,000 shares of common stock have been reserved for issuance thereunder. As of January 31, 1999, no shares had been issued upon the exercise of stock options, granted under the director plan, 38,400 shares were subject to outstanding options and 81,600 shares were available for future grant. The director plan provides for two types of grants with different vesting schedules. The first option is granted upon election to the board and vests 25% on the first anniversary of the date of the grant and the remainder of the shares vest monthly over three years. The subsequent option is granted on each annual meeting of the stockholders and vests monthly for four years following the grant date. In the event that we merge with or into another corporation, or sell all or substantially all of our assets, and our stockholders before the transaction own less than 50% of the voting securities of the surviving or successor corporation or its parent following the transaction, then all shares subject to options granted under the director plan not assumed by the successor corporation will become fully vested and exercisable. The board of directors may amend the director plan at any time. The director plan will terminate in April 2006, unless terminated earlier in accordance with the provisions of the director plan.

   1996 Employee Stock Purchase Plan. The 1996 Employee Stock purchase plan was adopted by the board of directors in April 1996. A total of 280,000 shares of common stock have been reserved for issuance thereunder. As of January 31, 1999, 80,955 shares have been issued under the purchase plan and 199,045 were available for future issuance. The purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code is administered by our board of directors or by a committee appointed by the board of directors. Under the purchase plan, upon the employee's request we withhold up to 10% of each salary payment to participating employees over certain offering periods. Any employee who we or one of our majority owned subsidiaries currently employ for at least 20 hours per week and for at least five consecutive months in a calendar year, is eligible to participate in the purchase plan. Each offering period currently runs for six months and commences on the first trading day on or after June 1 and December 1 each year. If we merge with or into another corporation, or sell all or substantially all of our assets, in which our stockholders before the transaction own less than 50% of the voting securities of the surviving or successor corporation or its parent following the transaction, the offering period then in progress will be shortened. The price at which common stock is purchased under the purchase plan is equal to 85% of the fair market value of the common stock either on the first day of the applicable offering period or the last day of the applicable offering period, whichever is lower. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the us. The maximum number of shares that a participant may purchase on the last day of any offering period is determined by dividing the payroll deductions accumulated during the purchase period by the purchase price. However, no person may purchase shares under the purchase plan to the extent such person would own 5% or more of the total combined value or voting power of all classes of our capital stock or of any of our subsidiaries, or to the extent that such persons rights to purchase stock under all employee stock purchase plans would accrue at a rate that exceeds $25,000 worth of stock for any calendar year. The board of directors may amend the purchase plan at any time. The purchase plan will terminate in April 2006, unless terminated earlier in accordance with the provisions of the purchase plan.

401(k) Plan

   In March 1995, we adopted a 401(k) plan covering our full-time employees. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan, and so that we can deduct our contributions, if any, when made. Pursuant to the 401(k) plan, employees may elect to reduce their current compensation by up to $10,000 and to have the amount of such reduction contributed to the 401(k) plan. The 401(k) plan permits, but does not require, that we provide additional matching contributions to the 401(k) plan on behalf of all participants in the 401(k) plan. We have not made any contributions to the 401(k) plan to date.

Limitations on Directors Liability and Indemnification

   Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that, if so provided in the corporation's certificate of incorporation, directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for (1) any breach of their duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) unlawful payments of dividends or unlawful stock repurchases or redemptions, or (4) any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Our current Bylaws provide for the indemnification of officers, directors and third parties acting on behalf of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

   We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our Bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses incurred by any such person in any action or proceeding arising out of such person's services as one of our directors or executive officers, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

   At present, there is no pending litigation or proceeding involving any of our directors, officers or other employees in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

   In fiscal 1996, 1997 and in 1998, we had a certain consulting contract with Dr. Philip N. Sawyer, a retired distinguished heart surgeon and noted medical device designer. We paid Dr. Sawyer $4,500 per month and related expenses for up to ten days of consulting per month until the contract was modified on August 31, 1998, at which time it was reduced to no more than $1,500 per month. Dr. Sawyer is a shareholder of Interface BioMedical Laboratories Corporation which is an affiliate of ours. Dr. Sawyer is also the father of Philip M. Sawyer, our president and chief executive officer. We believe that the terms of the contract with Dr. Sawyer were no less favorable to Fusion than could be obtained from unaffiliated third parties.

   All future transactions, including any loans from us to our officers, directors, principal stockholders or affiliates, will be approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors or, if required by law, a majority of disinterested stockholders, and will be on terms no less favorable to Fusion than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth information we know with respect to the beneficial ownership of our common stock as of January 25, 1999, and as adjusted to reflect the sale of our common stock hereby, for each person, or group of affiliated persons, who we know to beneficially own more than 5% of our common stock. The table also sets forth such information for our directors and executive officers, individually and as a group.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Except as indicated by footnote, and subject to community property laws where applicable, to our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Options to purchase shares of common stock that are exercisable within 60 days of January 25, 1999 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not treated as outstanding for the purpose of computing the ownership of any other person. Applicable percentage of beneficial ownership is based on 7,217,886 shares of common stock outstanding as of January 25, 1999, and 8,917,886 shares of common stock outstanding after completion of this offering.

   All shares shown below for Joseph Rondinone and Scott Huie represent shares issuable upon exercise of stock options. The shares shown for directors Douglas Kelly, Gordon Russell, Olav Bergheim, Vaughn Bryson and Lawrence Mohr, each include 2,132 shares issuable upon exercise of stock options. The shares below also include exercisable options for (1) Cary Reich, 110,713 shares, (2) Debera Brown, 75,980 shares, and (3) all directors and officers as a group, 271,619 shares.

                                                            Percent of Total
                                                            -----------------
                                                  Shares    Percent  Percent
                                               Beneficially  Before   After
Name and Address of Beneficial Owner              Owned     Offering Offering
------------------------------------           ------------ -------- --------
Philip M. Sawyer(/1/).........................  1,333,885     18.4%    15.0%
 Fusion Medical Technologies, Inc.
 1615 Plymouth Street
 Mountain View, CA 94043

Interface Biomedical Laboratories
 Corporation..................................    878,210     12.2      9.8
 Philip N. Sawyer, M.D.
 7600 Ridge Boulevard
 Brooklyn, NY 11209

Douglas E. Kelly, M.D.(/2/)...................    681,979      9.4      7.6
 2275 East Bayshore Road, Suite 150
 Palo Alto, CA 94303

Asset Management Associates 1989, L.P.........    669,491      9.3      7.5
 Douglas E. Kelly, M.D.
 2275 East Bayshore Road, Suite 150
 Palo Alto, CA 94303

Entities affiliated with Domain
 Associates(/3/)..............................    514,528      7.1      5.8
 Richard S. Schneider, Ph.D.
 650 Town Center Drive, Suite 810
 Costa Mesa, CA 92626

Gordon W. Russell.............................    236,735      3.3      2.7

Cary J. Reich, Ph.D...........................    120,422      1.6      1.3

Debera M. Brown...............................     78,921      1.1       *

Joseph F. Rondinone, Ph.D.....................     38,226       *        *

Scott A. Huie.................................     36,040       *        *

Olav B. Bergheim..............................     18,702       *        *

Vaughn D. Bryson..............................     18,702       *        *

Lawrence G. Mohr Jr...........................     12,132       *        *
All directors and officers as a group (ten
 persons).....................................  4,637,973     61.9     50.5

--------
*  Less than 1%.
(1) Includes 455,675 shares held by Mr. Sawyer and 878,210 shares held by Interface Biomedical Laboratories Corporation, of which Mr. Sawyer is a shareholder.

(2) Includes 669,491 shares held by Asset Management Associates 1989, L.P. Dr. Kelly is a General Partner of AMA Partners 1996, L.P. and AMA Partners 1998, L.P. and disclaims beneficial ownership of the shares held by Asset Management Associates L.P. except to the extent of his proportionate partnership interest. Includes 10,356 shares held by Dr. Kelly.
(3) Includes 488,998 shares held by Domain Partners III, L.P., 8,285 shares held by Domain Associates and 17,245 shares held by DP III Associates, L.P.

                          DESCRIPTION OF CAPITAL STOCK

General

   Our authorized capital stock consists of 50,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

   As of January 25, 1999, there were 7,217,886 shares of common stock outstanding which were held by 89 stockholders of record.

   The holders of common stock are entitled to one vote for each record share held on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

Preferred Stock

   The board of directors has the authority, without action by the stockholders, to issue up to all 5,000,000 shares of authorized preferred stock in one or more series and to designate the rights, powers, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of Fusion without further action by the stockholders.

   Pursuant to a Preferred Shares Rights Agreement we entered into with Bank of Boston, N.A., as Rights Agent, dated as of October 1997, our board of directors has declared a dividend distribution of one preferred share purchase right on each outstanding share of our common stock. Each right entitles stockholders to buy one one-thousandth of a share of our series A participating preferred stock at an exercise price of $30.00. The rights become exercisable following the tenth day after a person or group announces acquisition of 15% or more of our common stock or the tenth business day after a person or group announces commencement of a tender offer the consummation of which would result in ownership by the person or group of 15% or more of our common stock. We may redeem the rights at $0.01 per right at any time prior to the tenth day after public announcement that a person or group has acquired beneficial ownership of 15% or more of our common stock. If, prior to redemption of the rights, a person or group acquires 15% or more of our common stock, each right not owned by a holder of 15% or more of the common stock will entitle its holder to purchase, at the right's then current exercise price, that number of shares of our common stock having a market value at that time of twice the right's exercise price. If, after the acquisition by a person or group of 15% or more of our common stock, we sell more than 50% of our assets or earning power or are acquired in a merger or other business combination transaction, the acquiring person must assume the obligations under the rights and the rights will become exercisable to acquire common stock of the acquiring person at the discounted price. At any time after an event triggering exercisability of the rights at a discounted price and prior to the acquisition by the acquiring person of 50% or more of the outstanding common stock, our board of directors may exchange the rights of those not owned by the acquiring person or its affiliates for our common stock at an exchange ratio of one share of common stock per right. However, if a majority of our board of directors is elected by stockholder action by written consent, then for a period of 180 days following such election the rights cannot be exchanged if the exchange is reasonably likely to facilitate an acquisition of Fusion by a person or entity who proposed, nominated or supported a director elected by the written consent. We designed the rights to assure that our stockholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers and other abusive tactics to gain control of Fusion without paying all stockholders the fair value of their shares, including a "control premium."

   The series A participating preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of series A preferred stock will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the series A participating preferred stock will be entitled to 1,000 times the amount paid per share of common stock plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment. Each share of series A participating preferred stock will have 1,000 votes, voting together with the common stock. These rights are protected by customary anti-dilution provisions. Because of the nature of the dividend, liquidation and voting rights of the shares of series A participating preferred stock, the value of the one one-thousandth interest in a share of series A participating preferred stock purchasable upon exercise of each right should approximate the value of one share of common stock.

Warrants

   As of January 31, 1999, there were two outstanding warrants, both issued in connection with our credit facilities. The first warrant is for 8,285 shares of common stock, has an exercise price of $4.00 per share and expires on September 15, 2000. The second warrant is for 4,500 shares of common stock, has an exercise price of $4.00 per share and expires on December 21, 2002.

Registration Rights

   Holders of shares of common stock which were issued as founder's shares, or were issuable or issued upon conversion of preferred stock or their transferees, and the holders of the warrants are entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933. These rights are provided under the terms of an agreement between us and the holders of registrable securities. The holders of at least 40% of the registrable securities may require, on two occasions, that we use our best efforts to register the registrable securities for public resale, provided that the anticipated aggregate offering price would exceed $5,000,000. If we register any of our common stock either for our account or for the account of other security holders, the holders of registrable securities are entitled to include their shares of common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. The holders of registrable securities may also require us, on four occasions, but not more than once during any 12-month period, to register all or a portion of their registrable securities on Form S-3, provided, among other limitations, that the proposed aggregate selling price is at least $500,000. We must bear all registration expenses, and the holders of the securities being registered must bear all selling expenses relating to registrable securities.

Certain Change of Control Provisions

   Fusion is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with a holder of 15% or more of the corporation's common stock for a period of three years following the date the person became a 15% stockholder, unless the business combination or the transaction in which the person became a 15% stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the 15% stockholder. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

   Our Certificate of Incorporation divides the board of directors into three classes of directors with each class serving a staggered three-year term. The classified Board may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Fusion because it generally increases the difficulty of replacing a majority of the directors. Our Certificate of Incorporation eliminates the right of stockholders to act by written consent without a meeting. Our Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management. The amendment of any of these provisions requires approval by holders of at least 66 2/3% of the outstanding common stock. Our Preferred Shares Rights Agreement may have the effect of deterring hostile takeovers or delaying changes in control or management. See "--Preferred Stock."

Transfer Agent and Registrar

   The transfer agent and registrar for the common stock is Boston EquiServe. Its telephone number is (650) 947-3239 or (781) 575-2965.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Sales of substantial amounts of common stock in the public market after the offering, or the possibility of such sales occurring, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

   Upon the completion of this offering, we will have 8,917,886 shares of common stock outstanding, assuming no exercise of options after January 25, 1999. Of these shares, those freely tradable without restriction include:

  .  1,700,000 shares sold in this offering,

  . 2,100,000 shares of common stock which were sold in our initial public offering,

  . Approximately 1,276,060 additional shares of common stock which will not be subject to the lock-up agreement described below and will be available for immediate sale pursuant to Rule 144 and Rule 701,

  . 270,931 registered shares of common stock issued upon exercise of options, unless held by our affiliates, as that term is defined in Rule 144 promulgated under the Securities Act of 1933.

The remaining shares were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act of 1933 or sold in accordance with Rule 144 or Rule 701 thereunder.

   Our directors, executive officers and entities affiliated with our directors, who in the aggregate hold approximately 3,841,826 of the shares of our common stock outstanding immediately prior to the completion of this offering, have entered into lock-up agreements. As of January 31, 1999, 1,064,690 shares were subject to outstanding options. Of these shares, 490,759 held by officers, directors and their affiliates are subject to the lock-up agreements. The lock-up agreements require that the locked-up person not dispose of any shares of common stock or rights to purchase the common stock owned by them for a period of 90 days after the date of this prospectus, without the prior written consent of the placement agent.

   In general, under Rule 144 a person who has beneficially owned shares for at least one year is entitled to sell in brokers transactions or to market makers, within any three-month period, a certain number of shares. This number may not exceed the greater of:

  .  1% of the number of shares of common stock then outstanding

  . the average weekly trading volume of the common stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale.

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Under Rule 701 under the Securities Act of 1933, people who purchase shares upon exercise of options granted prior to the effective date of this offering are entitled to sell such shares after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144.

                              PLAN OF DISTRIBUTION

   We are offering the common stock on a best efforts basis principally to selected institutional investors. We have retained ING Baring Furman Selz LLC pursuant to a placement agency agreement to act as our exclusive placement agent in connection with this offering. The placement agent is not obligated and does not intend to purchase any of the common stock offered hereby.

   Arrangement with the Placement Agent. We have agreed to pay to the placement agent a fee equal to 6.0% of the proceeds of this offering as selling commissions. In addition, we will reimburse the placement agent for expenses incurred in connection with this offering in an amount up to $75,000. We have agreed to indemnify the placement agent against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute payments that the placement agent may be required to make in respect thereof.

   Offering and Closing Procedure. It is anticipated that the placement agent will obtain indications of interest from potential investors and that effectiveness of this registration statement will not be requested and no investor funds will be accepted until indications of interest have been received. No investor funds will be accepted prior to effectiveness of this registration statement. Confirmations and definitive prospectuses will be distributed to all investors at the time of pricing, informing investors of the closing date. We currently anticipate that the closing will take place three days from the pricing. Investors will also be informed of the date on which they must deposit the purchase price into an escrow account established for the benefit of investors with an independent escrow agent. Fusion reserves the right to reject an order from any investor. If an order is rejected, the escrow agent will promptly return such investor's funds. If the order is accepted, the escrow agent will maintain the funds in the escrow account until the scheduled closing date.

   On the scheduled closing date, the following will occur:

  . We will deposit with The Depository Trust Company the common stock to be credited to the respective accounts of investors,

  . The escrow agent will transfer to us investor funds together with any interest thereon, and

  .  We will pay the placement agent its fee.

   The offering will not continue after the closing date. If the closing has not taken place within 30 days of the effectiveness of the registration statement, the offering will terminate and any funds deposited with the escrow agent will promptly be returned to the investors.

   Negotiation of Price. We will negotiate the price to the public for the common stock offered in this offering with the placement agent. The factors to be considered in determining the price to the public will include the recent market price of our common stock, the general condition of the securities market at the time of this offering, the history of and prospects for the industry in which we compete, our past and present operations, our historical results of operations and our prospects for future earnings.

   Lock-Up Agreements. Pursuant to the terms of lock-up agreements, our officers, directors and certain stockholders have agreed not to directly or indirectly offer, sell or otherwise dispose of any shares of common stock or any securities convertible into or exercisable for, or any rights to purchase or acquire, common stock for a period of 90 days after the date of this prospectus, without the prior written consent of ING Baring Furman Selz LLC. ING Baring Furman Selz LLC may, in its sole discretion, release all or any portion of the securities subject to the lock-up agreements without notice to our stockholders or other public announcements.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters will be passed upon for the placement agent by Cooley Godward LLP, San Diego, California.

                                    EXPERTS

   PricewaterhouseCoopers LLP, independent accountants, have audited our consolidated financial statements in this prospectus and registration statement as of December 31, 1997 and 1998 and for each of the years ended December 31, 1996, 1997 and 1998, as set forth in their report, which is included in this prospectus and registration statement. Our consolidated financial statements are included herein in reliance on their report which is given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the reporting requirements of the Securities Exchange Commission, and in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and Seven World Trade Center, 13th Floor, New York, NY 10048. Copies of such material can be obtained from the Public Reference Section of the SEC upon payment of certain fees prescribed by the SEC. The SEC's web site contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of that site is http://www.sec.gov. Our common stock is quoted on the Nasdaq National Market and our reports, proxy statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

   We have filed a registration statement on Form S-1 with the SEC under the Securities Act in respect of the common stock offered hereby. This prospectus, which is a part of the registration statement, omits certain information contained in the registration statement as permitted by the SEC's rules and regulations. For further information about us and the common stock offered hereby, please reference the registration statement, including our exhibits. Statements herein concerning the contents of any contract or other document filed with the SEC as an exhibit to the registration statement are not necessarily complete and are qualified in all respects by such reference. Copies of the registration statement, including all exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC, or obtained at prescribed rates from the public reference section of the SEC at the address set forth above.

                       FUSION MEDICAL TECHNOLOGIES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2
Consolidated Balance Sheets................................................ F-3
Consolidated Statements of Operations and Comprehensive Loss............... F-4
Consolidated Statements of Stockholders' Equity............................ F-5
Consolidated Statements of Cash Flows...................................... F-6
Notes to Consolidated Financial Statements................................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

San Jose, California
January 28, 1999

To the Board of Directors and Stockholders
Fusion Medical Technologies, Inc.:

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, consolidated stockholders' equity and of consolidated cash flows present fairly, in all material respects, the financial position of Fusion Medical Technologies, Inc. and subsidiary at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          PricewaterhouseCoopers LLP

                       FUSION MEDICAL TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS
                     (in thousands, except per share data)

                                                              December 31,
                                                            ------------------
                                                              1997      1998
                                                            --------  --------
                          ASSETS
Current assets:
  Cash and cash equivalents................................ $  7,473  $  4,151
  Available-for-sale securities............................    5,465     3,013
  Accounts receivable, net of allowance for doubtful
   accounts of $10,000 in 1997.............................       21       --
  Prepaids and other current assets........................      207       135
                                                            --------  --------
    Total current assets...................................   13,166     7,299
Noncurrent available-for-sale securities...................    1,521       --
Property and equipment, net................................      809       735
Other assets...............................................       44        54
                                                            --------  --------
      Total assets......................................... $ 15,540  $  8,088
                                                            ========  ========
                        LIABILITIES
Current liabilities:
  Accounts payable......................................... $    598  $    157
  Accrued expenses.........................................      675       783
  Current portion of bank borrowings.......................       43       117
                                                            --------  --------
    Total current liabilities..............................    1,316     1,057
  Bank borrowings, net of current portion..................                204
                                                            --------  --------
      Total liabilities....................................    1,316     1,261
                                                            --------  --------
Commitments (Note 7)
                   STOCKHOLDERS' EQUITY
Preferred Stock, par value $0.001: Authorized: 5,000
 shares; issued and outstanding: none
Common Stock, par value $0.001: Authorized: 50,000 shares;
 issued and outstanding: 7,118 shares in 1997 and 7,211
 shares in 1998............................................        7         7
Additional paid-in capital.................................   36,096    36,137
Notes receivable from stockholder..........................      (54)      --
Deferred compensation......................................     (282)      (87)
Accumulated other comprehensive income.....................        2         2
Accumulated deficit........................................  (21,545)  (29,232)
                                                            --------  --------
    Total stockholders' equity.............................   14,224     6,827
                                                            --------  --------
      Total liabilities and stockholders' equity........... $ 15,540  $  8,088
                                                            ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       FUSION MEDICAL TECHNOLOGIES, INC.

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
                     (in thousands, except per share data)


                                                     Year Ended December 31,
                                                     --------------------------
                                                      1996      1997     1998
                                                     -------  --------  -------
Net sales..........................................  $    31  $    153  $   --
Cost of sales and start-up manufacturing costs.....      196       968      --
                                                     -------  --------  -------
    Gross loss.....................................     (165)     (815)     --
                                                     -------  --------  -------
Operating expenses:
  Research and development.........................    4,693     5,647    6,145
  Sales and marketing..............................    1,582     2,421      614
  General and administrative.......................    1,426     2,004    1,474
                                                     -------  --------  -------
    Total operating expenses.......................    7,701    10,072    8,233
                                                     -------  --------  -------
      Loss from operations.........................   (7,866)  (10,887)  (8,233)
  Interest income..................................      926     1,008      581
  Interest expense.................................      (16)      (24)     (39)
  Other income (expense), net......................      --        (49)       4
                                                     -------  --------  -------
      Net loss.....................................   (6,956)   (9,952)  (7,687)
Other comprehensive income (loss):
  Change in unrealized gain or loss on available-
   for-sale securities.............................      (11)       13      --
                                                     -------  --------  -------
      Comprehensive loss...........................  $(6,967) $ (9,939) $(7,687)
                                                     =======  ========  =======
Basic and diluted net loss per share...............  $ (1.52) $  (1.41) $ (1.08)
                                                     =======  ========  =======
Shares used in computing basic and diluted net loss
 per share.........................................    4,563     7,070    7,145
                                                     =======  ========  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                       FUSION MEDICAL TECHNOLOGIES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  For the three years ended December 31, 1998
                                (in thousands)

                      Series A        Series B
                    Convertible     Convertible
                     Preferred       Preferred                                 Notes                  Accumulated
                       Stock           Stock       Common Stock  Additional Receivable                   Other
                   --------------- --------------- -------------  Paid-In      From       Deferred   Comprehensive Accumulated
                   Shares   Amount Shares   Amount Shares Amount  Capital   Shareholder Compensation Income (loss)   Deficit
                   -------  ------ -------  ------ ------ ------ ---------- ----------- ------------ ------------- -----------
Balances, January
1, 1996..........    2,269   $  2    5,390   $  5   1,520  $ 2    $10,416                 $   (19)                  $ (4,637)
Issuance of
common stock:
 Upon exercise of
 stock options...                                     123              33
 In exchange for
 notes
 receivable......                                      40              48      $(48)
 From initial
 public offering
 net of issuance
 costs of
 $2,881..........                                   2,100    2     24,417
 Upon exercise of
 warrants........                                      26              41
 Under employee
 stock purchase
 plan............                                      17              70
Conversion of
preferred stock
in connection
with initial
public offering..   (2,269)    (2)  (5,390)    (5)  3,173    3          4
Unrealized losses
on available-for-
sale
Securities.......                                                                                        $(11)
Deferred
compensation
related to
issuance of
common stock and
grants of stock
options..........                                                   1,550                  (1,550)
Amortization of
deferred
compensation.....                                                                             378
Net loss.........                                                                                                     (6,956)
                   -------   ----  -------   ----  ------  ---    -------      ----       -------        ----       --------
Balances,
December 31,
1996.............      --     --       --     --    6,999    7     36,579       (48)       (1,191)        (11)       (11,593)
Issuance of
common stock:
 Upon exercise of
 stock options...                                      84              60
 Under employee
 stock purchase
 plan............                                      35             124
Interest on notes
receivable.......                                                                (6)
Change in
unrealized loss
on available-for-
sale Securities..                                                                                          13
Adjustment for
cancellation of
stock options....                                                    (667)                    667
Amortization of
deferred
compensation.....                                                                             242
Net loss.........                                                                                                     (9,952)
                   -------   ----  -------   ----  ------  ---    -------      ----       -------        ----       --------
Balances,
December 31,
1997.............      --     --       --     --    7,118    7     36,096       (54)         (282)          2        (21,545)
Issuance of
common stock:
 Upon exercise of
 stock options...                                      65              29
 Under employee
 stock purchase
 plan............                                      28              73
Payment of notes
receivable.......                                                                54
Adjustment for
cancellation of
stock options....                                                     (61)                     61
Amortization of
deferred
compensation.....                                                                             134
Net loss.........                                                                                                     (7,687)
                   -------   ----  -------   ----  ------  ---    -------      ----       -------        ----       --------
Balances,
December 31,
1998.............      --    $--       --    $--    7,211  $ 7    $36,137      $--        $   (87)       $  2       $(29,232)
                   =======   ====  =======   ====  ======  ===    =======      ====       =======        ====       ========
                    Total
                   --------
Balances, January
1, 1996..........  $ 5,769
Issuance of
common stock:
 Upon exercise of
 stock options...       33
 In exchange for
 notes
 receivable......
 From initial
 public offering
 net of issuance
 costs of
 $2,881..........   24,419
 Upon exercise of
 warrants........       41
 Under employee
 stock purchase
 plan............       70
Conversion of
preferred stock
in connection
with initial
public offering..
Unrealized losses
on available-for-
sale
Securities.......      (11)
Deferred
compensation
related to
issuance of
common stock and
grants of stock
options..........
Amortization of
deferred
compensation.....      378
Net loss.........   (6,956)
                   --------
Balances,
December 31,
1996.............   23,743
Issuance of
common stock:
 Upon exercise of
 stock options...       60
 Under employee
 stock purchase
 plan............      124
Interest on notes
receivable.......       (6)
Change in
unrealized loss
on available-for-
sale Securities..       13
Adjustment for
cancellation of
stock options....
Amortization of
deferred
compensation.....      242
Net loss.........   (9,952)
                   --------
Balances,
December 31,
1997.............   14,224
Issuance of
common stock:
 Upon exercise of
 stock options...       29
 Under employee
 stock purchase
 plan............       73
Payment of notes
receivable.......       54
Adjustment for
cancellation of
stock options....
Amortization of
deferred
compensation.....      134
Net loss.........   (7,687)
                   --------
Balances,
December 31,
1998.............  $ 6,827
                   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       FUSION MEDICAL TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                     Year Ended December 31,
                                                     -------------------------
                                                      1996     1997     1998
                                                     -------  -------  -------
Cash flows used for operating activities:
 Net loss........................................... $(6,956) $(9,952) $(7,687)
  Adjustments to reconcile net loss to net cash used
   in operating activities:
   Depreciation and amortization....................     259      464      319
   Loss on disposition of property and equipment....     --       264
   Accretion of available-for-sale securities.......     --        17       16
   Amortization of deferred compensation............     378      242      134
   Interest on notes receivable from stockholder....     --        (6)     --
   Provision for doubtful accounts..................     --        10      --
   Changes in assets and liabilities:
    Accounts receivable.............................     (23)      (8)      21
    Inventories.....................................     (83)      83      --
    Prepaids and other current assets...............    (239)     100       72
    Other assets....................................     (11)              (10)
    Accounts payable................................     403     (281)    (441)
    Accrued expenses................................     189      423      108
                                                     -------  -------  -------
     Net cash used in operating activities..........  (6,083)  (8,644)  (7,468)
                                                     -------  -------  -------
Cash flows from investing activities:
 Acquisition of property and equipment..............    (769)    (415)    (245)
 Purchases of available-for-sale securities......... (11,182) (10,515)  (1,996)
 Sales and maturities of available-for-sale
  securities........................................           16,231    5,953
                                                     -------  -------  -------
     Net cash provided by (used in) investing
      activities.................................... (11,951)   5,301    3,712
                                                     -------  -------  -------
Cash flows from financing activities:
 Proceeds from issuance of common stock, net of
  issuance costs....................................  24,563      184      102
 Proceeds from bank borrowings......................                       278
 Repayment of notes payable.........................    (133)    (146)
 Payment received on note receivable from
  stockholder.......................................                        54
                                                     -------  -------  -------
     Net cash provided by financing activities......  24,430       38      434
                                                     -------  -------  -------
Net increase (decrease) in cash and cash
 equivalents........................................   6,396   (3,305)  (3,322)
Cash and cash equivalents, beginning of year........   4,382   10,778    7,473
                                                     -------  -------  -------
Cash and cash equivalents, end of year.............. $10,778  $ 7,473  $ 4,151
                                                     =======  =======  =======
Supplemental disclosure of cash flow information:
 Cash paid for interest............................. $    16  $    64  $    80
                                                     =======  =======  =======
 Cash paid for taxes................................ $     1  $     1  $     1
                                                     =======  =======  =======
Supplemental disclosure of noncash investing and
 financing activities:
 Issuance of common stock in exchange for notes
  receivable........................................ $    48
                                                     =======
 Adjustment for cancellation of stock options.......          $   667  $    61
                                                              =======  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                       FUSION MEDICAL TECHNOLOGIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Formation and Business of the Company

   Fusion Medical Technologies, Inc. (the "Company") was incorporated in the State of Delaware in 1992. The Company is developing, and commercializing proprietary collagen gel-based products used to control bleeding in a variety of surgeries. Since its inception, the Company has devoted substantially all of its efforts to developing products, raising capital and recruiting personnel.

   The Company sold 2,100,000 shares of common stock at $13.00 per share through an initial public offering in June 1996. Net proceeds (after underwriter's commissions and fees along with other costs associated with the offering) totaled $24,419,000. Upon completion of the offering, all outstanding shares of preferred stock (a total of 7,659,000 shares) were converted into shares of common stock.

   These financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. In the course of its development, the Company has sustained operating losses and expects such losses to continue through at least 2001. Management believes that its existing cash balances and other potential financing alternatives will be sufficient to meet the Company's capital and operating requirements for the next 12 months. There can be no assurance that the Company will not require additional funding and should this prove necessary, the Company may sell additional shares of its Common Stock or preferred stock through private placement or further public offerings. There can be no assurance that the Company would be able to obtain additional debt or equity financing, if and when needed, on terms that the Company finds acceptable. Any additional equity or debt financing may involve substantial dilution to the Company's stockholders, restrictive covenants or high interest costs. The failure to raise needed funds on sufficiently favorable terms could have a material adverse effect on the Company's business, operating results and financial condition.

2. Summary of Significant Accounting Policies

 Basis of Consolidation

   The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

 Stock Split

   In May 1996, the Company effected a 1-for-2.414 reverse split of the Company's common stock and a corresponding change in the preferred stock conversion rates. All common shares and per share amounts in these financial statements have been adjusted retroactively to give effect to the split.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

 Long-Lived Assets

   The Company reviews long-lived assets and certain identifiable intangible assets to be held and used, or disposed of, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the impairment of long-lived assets, based upon the estimated future cash flows from these assets.

                       FUSION MEDICAL TECHNOLOGIES, INC.

2. Summary of Significant Accounting Policies, continued

 Cash and Cash Equivalents and Available-for-Sale Securities

   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include money market funds and various deposit accounts.

   The Company has classified its investments as "available-for-sale." Such investments are recorded at fair value and unrealized gains and losses, if material, are recorded as a separate component of equity until realized. Interest income is recorded using an effective interest rate, with associated premium or discount amortized to "interest income." The cost of securities sold is based upon the specific identification method. All available-for-sale securities with maturity dates greater than 365 days are classified as non-current.

 Depreciation and Amortization

   Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated lives of three to five years. Maintenance and repairs are charged to operations as incurred. Leasehold improvements are amortized over their estimated useful lives, or the lease term, if shorter.

 Revenue Recognition

   The Company recognizes revenue upon shipment of product to the customer, upon fulfillment of acceptance terms, if any, and when no significant contractual obligations remain outstanding.

 Research and Development Expenditures

   Research and development expenditures are expensed as incurred.

 Income Taxes

   Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

 Concentration of Credit Risk

   The Company's cash and cash equivalents are maintained at two financial institutions. Deposits in these institutions may exceed the amount of insurance provided on such deposits.

 Risks and Uncertainties

   The Company's products require approvals from the Food and Drug Administration ("FDA") and international regulatory agencies prior to the commencement of commercialized sales. There can be no assurance that the Company's products will receive the required approvals. If the Company was denied such approvals, or such approvals were delayed, it would have a materially adverse impact on the Company.

   The Company is dependent upon the success of its lead product under development. The Company's future success depends upon its ability to develop, introduce and market new products, its ability to obtain components from key suppliers, and to obtain sufficient manufacturing capacity.

                       FUSION MEDICAL TECHNOLOGIES, INC.

2. Summary of Significant Accounting Policies, continued

 Fair Value of Financial Instruments

   Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities approximate fair value due to their short maturities. Based upon borrowing rates currently available to the Company for loans with similar terms, the carrying value of the Company's bank borrowings approximate fair value. Estimated fair values for available-for-sale securities, which are separately disclosed elsewhere, are based on quoted market prices for the same or similar instruments.

 Computation of Basic and Diluted Net Loss Per Share

   The Company adopted SFAS No. 128 "Earnings Per Share" and the Securities and Exchange Commission Staff Accounting Bulletin No. 98 ("SAB No. 98") effective December 31, 1997. Accordingly, all prior periods have been restated. Basic and diluted net loss per share are computed using the weighted average number of shares of common stock outstanding. Common equivalent shares from stock options are excluded from the computation of diluted net loss per share, as their effect is anti-dilutive. No additional shares are considered to be outstanding for either computation under the provisions of SAB No. 98.

   Stock options to purchase 618,000, 992,000, and 1,113,000 shares of common stock at prices ranging from $.16 to $11.50 per share were outstanding at December 31, 1996, 1997, and 1998, respectively, but were not included in the computation of diluted net loss per share because they were anti-dilutive. Warrants to purchase 8,000, 8,000 and 13,000 shares of common stock at $4.80, $4.00 and $4.00 per share were outstanding at 1996 1997, and 1998, respectively, but were not included in the computation of diluted net loss per share because they were anti-dilutive. The aforementioned stock options and warrants could potentially dilute earnings per share in the future.

 Recent Accounting Pronouncements

   In June 1998, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company, to date, has not engaged in derivative and hedging activities. The Company will adopt SFAS No. 133 as required for its first quarterly filing of 2000.

3. Available-for-Sale Securities

   The following summarizes the Company's available-for-sale securities (in thousands):

                                            Unrealized
                                      Cost     Gain    Fair Value Maturity Dates
                                     ------ ---------- ---------- --------------
   December 31, 1998
   -----------------
     Corporate Bonds................ $3,011    $ 2       $3,013    1/99 - 6/99
                                     ======    ===       ======
   December 31, 1997
   -----------------
     Corporate Bonds................ $6,984    $ 2       $6,986
                                     ======    ===       ======

   During 1998, 1997 and 1996, there were no realized gains or losses on the disposal of available-for-sale securities.

                       FUSION MEDICAL TECHNOLOGIES, INC.

4. Property and Equipment

   Property and equipment comprise (in thousands):

                                                                 December 31,
                                                                ---------------
                                                                 1997    1998
                                                                ------  -------
   Computer equipment.......................................... $  256  $   295
   Office furniture and equipment..............................     60      147
   Machinery and equipment.....................................    971    1,086
   Leasehold improvements......................................    213      217
                                                                ------  -------
     Total.....................................................  1,500    1,745
   Less accumulated depreciation and amortization                 (691)  (1,010)
                                                                ------  -------
     Net....................................................... $  809  $   735
                                                                ======  =======

5. Accrued expenses

   Accrued expenses comprise (in thousands):

                                                                  December 31,
                                                                  -------------
                                                                   1997   1998
                                                                  ------ ------
   Accrued compensation.......................................... $  175 $  157
   Restructuring (Note 12).......................................    326     43
   Clinical trial................................................    --     383
   Accrued general and administrative............................    174    200
                                                                  ------ ------
                                                                  $  675 $  783
                                                                  ====== ======

6. Bank Borrowings

   In December 1997, the Company signed a loan agreement with a bank to finance existing equipment and future equipment purchases up to $2,500,000. Subject to certain terms and conditions, the facility finances a percentage of the invoice cost of existing equipment and all of the invoice cost of future equipment purchases. The equipment purchased serves as collateral. As of December 31, 1998, the Company had a balance of $321,000 outstanding. The loan is payable in monthly installments bearing interest at the rate of prime plus 1.5% per annum (9.25% at December 31, 1998). This borrowing agreement contains covenants restricting the payment of dividends.

   Future payments under this loan agreement are as follows:

     Current............................................................... $117
     2000..................................................................  117
     2001..................................................................   87
                                                                            ----
                                                                            $321
                                                                            ====

7. Commitments

   The Company leases office, laboratory and manufacturing space under an operating lease expiring in December 2001. The lease requires the Company to pay property taxes, insurance and ordinary maintenance and repairs. The lease contains an option to extend the lease terms for one year. Rent expense for the years ended December 31, 1996, 1997 and 1998, was approximately $244,000, $363,000 and $304,000, respectively.

                       FUSION MEDICAL TECHNOLOGIES, INC.

7. Commitments, continued

   Minimum future lease payments under the lease agreements at December 31, 1998 are as follows (in thousands):

     1999................................................................ $  317
     2000................................................................    341
     2001................................................................    356
                                                                          ------
                                                                          $1,014
                                                                          ======

8. Stockholders' Equity

 Preferred Stock

   Under our Certificate of Incorporation, the Company's preferred stock is issuable in series. As of December 31, 1998, 5,000,000 shares of preferred stock were authorized and no preferred stock was issued or outstanding. The previously outstanding preferred stock was converted into common stock in connection with the Company's initial public offering in June 1996.

 Warrants

   During September 1994, in connection with the issuance of a note payable, the Company issued a warrant to purchase 20,000 shares of Series B preferred stock at an exercise price of $1.66. Upon the close of the Company's initial public offering and conversion of the Company's previously outstanding preferred stock into common stock, the warrant became exercisable for 8,285 shares of common stock at an exercise price of $4.80 per share. In 1997, this warrant was modified to $4.00 per share and the expiration date was extended to September 2000.

   In December 1997, in connection with bank borrowings, the Company issued a warrant to purchase 4,500 common shares at an exercise price of $4.00 per share. This warrant expires in five years. The value of these warrants was calculated using the Black Scholes Model. The calculated value was deemed to be insignificant.

 Stock Option Plan

   In November 1993, the Company established the 1993 Stock Option Plan (the
Plan), which provides for both incentive stock options (ISOs) and non-qualified stock options (NSOs) to be granted to employees and consultants. All NSOs allow for the purchase of common stock at prices not less than 85% of the fair market value as determined by the Board of Directors at the date of grant. ISOs allow for the purchase of common stock at prices not less than 100% of the fair market value as determined by the Board of Directors at the date of grant. If at the time the Company grants an option the optionee owns more than 10% of the total combined voting power of all the classes of stock of the Company, the option price shall be at least 110% of the fair value and the term of the options shall be five years from the date of grant. All options must be exercised within ten years from the date of grant. Options vest as determined by the Board of Directors, generally over four years.

   In the event that options are exercised prior to vesting, upon termination of service, the Company has the right to repurchase the issued common stock at the original issuance price. Shares are released from the Company's repurchase option over periods consistent with the original options' vesting period. As of December 31, 1998, 14,000 shares are subject to repurchase. The Company has reserved 1,890,000 shares of common stock for issuances to employees, and officers and consultants under the Plan.

                       FUSION MEDICAL TECHNOLOGIES, INC.

8. Stockholders' Equity, continued

   Activity under the Plan is as follows (in thousands, except per share data):

                                     Shares                Weighted
                                    Available Number of    Average
                                    for Grant  Shares   Exercise Price  Total
                                    --------- --------- -------------- -------
Balances, January 1, 1996..........    292        412       $0.36      $   148
  Additional shares authorized
   under the Plan..................    437        --          --           --
  Options granted..................   (438)       438        2.16          946
  Options canceled.................    109       (109)       3.30         (360)
  Options exercised................              (123)       0.27          (33)
                                      ----      -----                  -------
Balances, December 31, 1996........    400        618        1.13          701
  Additional shares authorized
   under the Plan .................    300        --          --           --
  Options granted..................   (557)       557        4.33        2,410
  Options canceled.................     99        (99)       2.17         (215)
  Options exercised................               (84)       0.71          (60)
                                      ----      -----                  -------
Balances, December 31, 1997........    242        992        2.86        2,836
  Additional shares authorized
   under the Plan..................    400        --          --           --
  Options granted..................   (354)       354        4.73        1,676
  Options canceled.................    240       (240)       4.31       (1,034)
  Options exercised................    --         (65)       0.45          (29)
                                      ----      -----                  -------
Balances, December 31, 1998........    528      1,041       $3.31      $ 3,449
                                      ====      =====                  =======

   For the years ended December 31, 1996, 1997, and 1998, the weighted average fair value of options granted was $0.87, $2.42 and $1.67 per share, respectively.

   In February 1997, the Company offered employees the right to cancel certain outstanding stock options and receive new options with an exercise price of $4.38 per share, the closing price of the common stock on the date individual employees agreed to cancel their original outstanding stock options. Options to purchase a total of 49,000 shares at original exercise prices ranging from $6.00 to $11.50 per share were canceled and new options were issued in February 1997. The option term and vesting under the new options are identical to the terms of the canceled options.

 Director Option Plan

   In May 1996, the Company approved the Director Option Plan and reserved 120,000 shares of common stock for issuance. Options to purchase 19,200 shares were granted in 1997 and 1998 for a total of 38,400 shares. No options to purchase shares of the Company's common stock were granted during fiscal 1996. Shares are granted under the plan at 100% of the fair value of the Company's common stock on the date of the grant. The options vest at the rate of 25% after the first year of service and the remaining amount equally over 36 months until fully vested after four years. These options expire ten years from the date of grant and are only exercisable upon vesting.

 Employee Stock Purchase Plan

   In May 1996, the Company approved the Employee Stock Purchase Plan and reserved 280,000 shares of common stock for issuance. In 1998, 28,000 shares of common stock were purchased under the plan at $3.31 per share. In 1996 and 1997, 17,000 and 35,000 shares of common stock were purchased under the plan at $4.02 and $3.54 per share, respectively. Shares are purchased through employees' payroll deductions at purchase prices equal to 85% of the lesser of the fair value of the Company's common stock at either the beginning or the end of the six-month purchase period.

                       FUSION MEDICAL TECHNOLOGIES, INC.

8. Stockholders' Equity, continued

 Stock-Based Compensation

   The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standard No. 123 (SFAS No. 123) "Accounting for Stock-Based Compensation." Had compensation cost for the Plan, the Director Option Plan and the Employee Stock Purchase Plan been determined based on the fair value at the grant date for awards in 1996, 1997 and 1998 consistent with the provisions of SFAS No. 123, the Company's net loss and basic and diluted net loss per share for the years ended December 31, 1996, 1997 and 1998 would have been increased to the pro forma amounts indicated below:

                                                    1996      1997     1998
                                                   -------  --------  -------
Net loss--as reported............................. $(6,956) $ (9,952) $(7,687)
                                                   =======  ========  =======
Net loss--pro forma............................... $(6,990) $(10,313) $(8,051)
                                                   =======  ========  =======
Basic and diluted net loss per share--as
 reported......................................... $ (1.52) $  (1.41) $ (1.08)
                                                   =======  ========  =======
Basic and diluted net loss per share--pro forma... $ (1.53) $  (1.45) $ (1.13)
                                                   =======  ========  =======

   The above pro forma disclosures are not necessarily representative of the effects on reported net income or loss for future years.

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes model with the following weighted average assumptions:

                                                 1996       1997        1998
                                              ----------  ---------  ----------
   Risk-free interest rate...................  5.49%-6.5% 5.79%-6.6% 5.39%-5.77%
   Expected life.............................    4 years    4 years     4 years
   Expected dividends........................        --         --          --
   Expected volatility....................... 0.0%-79.52%     82.15%      82.86%

   The options outstanding and currently exercisable by exercise price at December 31, 1998 are as follows:

                                                         Options Currently
                Options Outstanding                         Exercisable
   --------------------------------------------------  -----------------------
                               Weighted
                                Average     Weighted                 Weighted
                               Remaining    Average                  Average
    Exercise      Number      Contractual   Exercise     Number      Exercise
     Price      Outstanding   Life (Yrs)     Price     Exercisable    Price
   ----------   -----------   -----------   --------   -----------   --------
   $0.16-0.41      232,000       6.27        $0.37       217,000      $0.36
   $1.00-2.41       75,000       7.12         1.65        43,000       1.74
   $3.62-4.38      436,000       8.26         4.30       187,000       4.32
   $4.50-7.25      298,000       8.33         4.78        78,000       4.82
                 ---------                               -------
                 1,041,000                               525,000
                 =========                               =======

   As of December 31, 1996 and 1997, options to purchase 155,000 and 230,000 shares of common stock were exercisable at weighted average exercise prices of $0.37 and $0.99, respectively.

   For the options granted in the 12 month period before the initial public offering, the difference between the stock option exercise price and the imputed fair market value of the Company's common stock at the date of issue of the stock options, totaling $1,578,000 has been recorded as deferred compensation as a component

                       FUSION MEDICAL TECHNOLOGIES, INC.

8. Stockholders' Equity, continued

of stockholders' equity. Of this amount $763,000 of compensation expense has been recognized as an expense through December 31, 1998 and $728,000 of the amount was adjusted for cancellation of stock options, due to the termination of employment of certain employees. The remaining $87,000 will be recognized as an expense as the shares and options vest over fiscal 1999.

9. Employee Benefit Plan

   During 1995, the Company established a Retirement Savings and Investment Plan (the 401(k) Plan) under which employees may defer a portion of their salary up to the maximum allowed under IRS rules. The Company has the discretion to make contributions to the 401(k) Plan. To date, the Company has not made any contributions to the 401(k) Plan.

10. Related Parties

   The Company has a consulting contract with a retired surgeon and medical device designer. The contract pays a maximum of $1,500 per month for consulting services and reimburses him for related expenses. The retired surgeon is a shareholder of an affiliate of the Company and related to an executive officer. In addition, the Company held a note receivable, for $54,000, from an executive of the Company to purchase stock options. In 1998 the executive terminated his relationship with the Company and satisfied the note.

11. Income Taxes

   The tax effects of the significant temporary differences, which comprise deferred tax assets (liabilities) at December 31, 1997 and 1998 are as follows (in thousands):

                                                             1997      1998
                                                            -------  --------
   Capitalized start-up and research and development
    costs.................................................  $   978  $  3,032
   Research and development credit........................      641       811
   Depreciation...........................................       78       159
   Net operating loss carryforwards.......................    7,063      7472
   Other accrued expenses.................................      190       240
                                                            -------  --------
   Net deferred tax asset.................................    8,950    11,714
   Less valuation allowance...............................   (8,950)  (11,714)
                                                            -------  --------
   Net deferred income taxes..............................  $   --   $    --
                                                            =======  ========

   The Company has established a valuation allowance to the extent of its deferred tax assets since it is more likely than not that a benefit can not be realized in the future due to the Company's recurring operating losses.

   The Company had federal and state net operating loss carryforwards of approximately $19,586,000, and $19,903,000, respectively, at December 31, 1998, available to offset future regular and alternative minimum taxable income. The Company's net operating loss carryforwards expire in 2001 through 2018, if not utilized. The Company has federal and state research and development credit carryforwards of $553,000 and $390,000, respectively, expiring in the years 2009 through 2018, respectively, if not utilized.

   For federal and state tax purposes, a portion of the Company's net operating loss carryforwards are subject to certain limitations on annual utilization in case of changes in ownership, as defined by federal and state tax law.

                       FUSION MEDICAL TECHNOLOGIES, INC.

12. RapiSeal Business Exit

   During the fourth quarter of 1997, the Company made a decision to discontinue sales of its RapiSeal patch. These restructuring actions were taken to align the Company's costs in light of the discontinuation of the RapiSeal business. At year-end 1997, the Company incurred RapiSeal exit charges of $559,000 for personnel severance, patent charges, and inventory and dedicated equipment write-offs associated with exit of its RapiSeal business. A majority of the terminated employees were located in California and worked in sales, marketing, research and development and administrative support functions. A total of nine employees were terminated. Of such charges $325,000 was charged to cost of sales, $209,000 to operating expenses and $25,000 as a charge against sales. In 1998 there was a change in reserve estimate of $50,000, due to the favorable settlement of a contract with a third party. The majority of the remaining cash outlays of $43,000 is expected to occur in fiscal 2000.

   The following table summarizes the amounts that were charged and where they are reflected in the accompanying statement of operations:

                                                      Classification on
                 Description                  Amount  Statement of Operations
                 -----------                 -------- -----------------------
 Equipment.................................. $115,000 Cost of sales
 Personnel severance........................  125,000 Sales and marketing, general and
                                                       administrative and
                                                       research and
                                                       development
 Inventory and purchase commitments.........  210,000 Cost of sales
 Accounts receivable and potential returns..   25,000 Sales
 Patents....................................   84,000 Research and development
                                             --------
 Total...................................... $559,000
                                             ========

   The following table summarizes the Company's restructuring reserve balances (in thousands):

                                                      Cost of Operating
                                               Sales   Goods  Expenses  Total
                                               -----  ------- --------- -----
   Restructuring reserve...................... $  25   $ 325    $ 209   $ 559
   Non-cash charges...........................   (10)   (225)       2    (233)
                                               -----   -----    -----   -----
   Restructuring reserve balances at December
    31, 1997..................................    15     100      211     326
   Change in reserve estimate.................           (50)             (50)
   Cash charges...............................   (15)    (50)    (168)   (233)
                                               -----   -----    -----   -----
   Restructuring reserve balances at December
    31, 1998.................................. $ --    $ --     $  43   $  43
                                               =====   =====    =====   =====

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   You should rely on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. The information in this document may only be accurate on the date of this document. This document may be used only where it is legal to sell these securities.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  14
Price Range of Common Stock..............................................  15
Capitalization...........................................................  16
Dilution.................................................................  17
Selected Financial Data..................................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations ..........................................................  19
Business.................................................................  23
Management...............................................................  33
Certain Transactions.....................................................  40
Principal Stockholders...................................................  41
Description of Capital Stock.............................................  43
Shares Eligible for Future Sale..........................................  46
Plan of Distribution.....................................................  47
Legal Matters............................................................  48
Experts..................................................................  48
Where You Can Find More Information......................................  48
Index to Consolidated Financial Statements............................... F-1



-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               1,700,000 Shares

                  [LOGO OF FUSION MEDICAL TECHNOLOGIES, INC.]

                                 Common Stock

                               ----------------

                                  PROSPECTUS

                               ----------------

                          ING Baring Furman Selz LLC

                                       , 1999

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than the underwriting commission, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC Registration Fee, the NASD Filing Fee and the Nasdaq National Market Application Fee.

   SEC Registration Fee............................................... $  2,865
   NASD Filing Fee....................................................    1,548
   Nasdaq National Market Application Fee.............................   17,500
   Blue Sky Qualification Fees and Expenses...........................       --
   Printing and Engraving Expenses....................................   60,000
   Legal Fees and Expenses............................................  150,000
   Accounting Fees and Expenses.......................................   75,000
   Escrow Agent Fees..................................................   20,000
   Transfer Agent and Registrar Fees..................................   10,000
   Miscellaneous Expenses.............................................   13,087
                                                                       --------
       Total.......................................................... $350,000
                                                                       ========

Item 14. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law permits a corporation to indemnify its directors, officers, employees and other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses) under certain circumstances for liabilities arising under the Securities Act of 1933. The Registrant's Certificate of Incorporation and bylaws contain provisions covering indemnification of corporate directors, officers and other agents against certain liabilities and expenses incurred as a result of proceedings involving such persons in their capacities as directors, officers, employees or agents, including proceedings under the Securities Act of 1933 or the Securities Exchange Act of 1934.

   The Registrant's Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

   The Registrant's Bylaws provide for the indemnification of officers, directors and third parties acting on behalf of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.

   The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

   The Placement Agency Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the placement agent of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

   At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

Item 15. Recent Sales of Unregistered Securities

   Since February 1996, the Registrant has sold or issued the following securities which were not registered under the Securities Act: the Registrant issued a warrant to purchase 4,500 shares of common stock on December 21, 1997 to Imperial Bank at an exercise price of $4.00 which expires on December 21, 2002. The warrant was issued in conjunction with and in consideration for the Imperial Bank Loan Agreement dated December 1997 plus the cash amount of $1.00. The sale and issuance of the warrant was deemed to be exempt from registration under the Securities Act by virtue of section 4(2), because the transaction did not involve any public offering and the issuee was a bank acting in its individual capacity.

Item 16. Exhibits and Financial Statement Schedules.

   (a) Exhibits

   1.1*      Form of Placement Agency Agreement.
   3.1+      Amended and Restated Certificate of Incorporation of Registrant.
   3.2+++    Certificate of Designation of Preferences of Registrant.
   3.3+      Amended and Restated Bylaws of the Registrant.
   4.1*      Form of Lock-Up Agreement.
   4.2+      Form of Common Stock Certificate.
   5.1*      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
             Corporation.
   10.1+     Restated Shareholder Rights Agreement dated as of January 17,
             1995.
   10.2+     1993 Incentive Stock Plan, as amended, and form of incentive stock option agreement and nonstatutory stock option agreement.
   10.3+     1996 Employee Stock Purchase Plan.
   10.4+     1996 Director Stock Option Plan, and form of stock option
             agreement.
   10.5+     Form of Director and Officer Indemnification Agreement.
   10.6(a)+  Lease Agreement dated June 15, 1994, between the Registrant and
             James Benson
   10.6(b)*  Extension of Industrial Lease Agreement, between the Registrant and James Benson dated July 10, 1996 extending Lease Agreement dated June 15, 1994.
   10.6(c)*  Extension of Industrial Lease Agreement, between the Registrant and James Benson dated March 25, 1998 extending Lease Agreement dated June 15, 1994.
   10.6(d)*  Extension of Industrial Lease Agreement, between the Registrant and James Benson dated December 17, 1998 extending Lease Agreement dated June 15, 1994.
   10.7(a)++ Loan and Security Agreement dated December 21, 1997 between the
             Registrant and Imperial Bank.
   10.7(b)++ First Amendment dated December 21, 1997 to Warrant to Purchase
             Stock dated May 31, 1995.
   10.7(c)++ Warrant to Purchase Stock dated December 21, 1997.
   10.8*     Purchase Agreement dated January 1, 1997 between Registrant and
             Spear Products
   10.9*     Manufacturing Agreement dated September 28, 1998 between
             Registrant and GenTrac, Inc.
   10.10 +++ Preferred Shares Rights Agreement dated October 1997 between the
             Registrant and Bank of Boston, N.A., including the form of Rights
             Certificate, the Certificate of Designation, and the Summary of
             Rights Attached thereto as Exhibits A, B and C, respectively.
   10.11*    Form of Employment Letter Agreement between Registrant and Debera
             M. Brown, Cary J. Reich, Scott A. Huie and Joseph F. Rondinone.
   23.1      Consent of PricewaterhouseCoopers LLP, independent accountants.
   24.1*     Power of Attorney.
   27.1*     Financial Data Schedule

--------
 * Previously filed.
+ Incorporated by reference to our Registration Statement on Form SB-2 (File No. 33-3990-LA) filed with the Securities and Exchange Commission on April 22, 1996.
++ Incorporated by reference to our Form 10-K for the year ending December 31,
   1997, filed with the Securities and Exchange Commission on April 1, 1998. +++ Incorporated by reference to our Form 8-A, filed with the Securities and
    Exchange Commission on November 5, 1997.

    (b) Financial Statements and Schedules

      (1) Financial Statements

     The financial statements filed as part of this Registration Statement are listed in the Index to Financial Statements of the Company on Page F-1.

      (2) Schedules

     All Schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not required under the related instructions, are inapplicable or because the information required thereby has been included in the Financial Statements.

Item 17. Undertakings.

   The undersigned Registrant hereby undertakes that:

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction in the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (c) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Act shall be deemed to be part of the registration statement as of the time it was declared effective.

     (d) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on this 24th day of March, 1999.

                                          FUSION MEDICAL TECHNOLOGIES, INC.

                                                  /s/ Philip M. Sawyer
                                          By: _________________________________
                                                      Philip M. Sawyer
                                               President and Chief Executive
                                                          Officer


   Pursuant to the requirements of the Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                              Title                      Date
             ---------                              -----                      ----

      /s/ Philip M. Sawyer           President, Chief Executive Officer   March 24, 1999
____________________________________  and Director (Principal Executive
          Philip M. Sawyer            Officer)

        /s/ Keith Thomas             Controller                           March 24, 1999
____________________________________
            Keith Thomas

       /s/ Gordon Russell*           Chairman of the Board of Directors   March 24, 1999
____________________________________
           Gordon Russell

                                     Director
____________________________________
          Olav B. Bergheim

       /s/ Vaughn Bryson*            Director                             March 24, 1999
____________________________________
           Vaughn Bryson

    /s/ Douglas Kelly, M.D.*         Director                             March 24, 1999
____________________________________
        Douglas Kelly, M.D.

      /s/ Lawrence G. Mohr*          Director                             March 24, 1999
____________________________________
          Lawrence G. Mohr

*By: /s/ Philip M. Sawyer
   __________________________
     Philip M. Sawyer
     Attorney-in-Fact

                                 EXHIBIT INDEX

  Exhibit
   Index                                Description
 ---------                              -----------
 1.1*      Form of Placement Agency Agreement.
 3.1+      Amended and Restated Certificate of Incorporation of Registrant.
 3.2+++    Certificate of Designation of Preferences of Registrant.
 3.3+      Amended and Restated Bylaws of the Registrant.
 4.1*      Form of Lock-Up Agreement.
 4.2+      Form of Common Stock Certificate.
 5.1*      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation.
 10.1+     Restated Shareholder Rights Agreement dated as of January 17, 1995.
 10.2+     1993 Incentive Stock Plan, as amended, and form of incentive stock option agreement and nonstatutory stock option agreement.
 10.3+     1996 Employee Stock Purchase Plan.
 10.4+     1996 Director Stock Option Plan, and form of stock option agreement.
 10.5+     Form of Director and Officer Indemnification Agreement.
 10.6(a)+  Lease Agreement dated June 15, 1994, between the Registrant and
           James Benson
 10.6(b)*  Extension of Industrial Lease Agreement, between the Registrant and
           James Benson dated July 10, 1996 extending Lease Agreement dated
           June 15, 1994.
 10.6(c)*  Extension of Industrial Lease Agreement, between the Registrant and
           James Benson dated March 25, 1998 extending Lease Agreement dated
           June 15, 1994.
 10.6(d)*  Extension of Industrial Lease Agreement, between the Registrant and
           James Benson dated December 17, 1998 extending Lease Agreement dated
           June 15, 1994.
 10.7(a)++ Loan and Security Agreement dated December 21, 1997 between the
           Registrant and Imperial Bank.
 10.7(b)++ First Amendment dated December 21, 1997 to Warrant to Purchase Stock dated May 31, 1995.
 10.7(c)++ Warrant to Purchase Stock dated December 21, 1997.
 10.8*     Purchase Agreement dated January 1, 1997 between Registrant and
           Spear Products
 10.9*     Manufacturing Agreement dated September 28, 1998 between Registrant and GenTrac, Inc.
 10.10 +++ Preferred Shares Rights Agreement dated October 1997 between the
           Registrant and Bank of Boston, N.A., including the form of Rights
           Certificate, the Certificate of Designation, and the Summary of
           Rights Attached thereto as Exhibits A, B and C, respectively.
 10.11*    Form of Employment Letter Agreement between Registrant and Debera M.
           Brown, Cary J. Reich, Scott A. Huie and Joseph F. Rondinone.
 23.1      Consent of PricewaterhouseCoopers LLP, independent accountants.
 24.1*     Power of Attorney.
 27.1*     Financial Data Schedule

--------
 * Previously filed.
+ Incorporated by reference to our Registration Statement on Form SB-2 (File No. 33-3990-LA) filed with the Securities and Exchange Commission on April 22, 1996.
++ Incorporated by reference to our Form 10-K for the year ending December 31,
   1997, filed with the Securities and Exchange Commission on April 1, 1998. +++ Incorporated by reference to our Form 8-A, filed with the Securities and
    Exchange Commission on November 5, 1997.